EXHIBIT 2




                            FOUR SEASONS HOTELS INC.








                                  FORM 51-102F1
                      MANAGEMENT'S DISCUSSION AND ANALYSIS












                                 MARCH 14, 2005

                                TABLE OF CONTENTS
                                -----------------

OVERVIEW AND OBJECTIVES........................................................1
OPERATIONAL AND FINANCIAL REVIEW AND ANALYSIS..................................4
   Overview....................................................................4
      Management Operations....................................................4
      Ownership and Corporate Operations.......................................5
   Results of Operations.......................................................6
      Management Operations....................................................6
      Ownership and Corporate Operations......................................10
      Other Income/Expense, Net...............................................12
      Net Interest Income/Expense.............................................14
      Income Tax Expense......................................................14
      Stock Option Expense....................................................14
      Net Earnings and Earnings per Share.....................................14
TWO-YEAR SUMMARY BY QUARTER...................................................15
BALANCE SHEET REVIEW AND ANALYSIS.............................................16
   Corporate Strategy Relating to Investments.................................16
   Long-Term Receivables......................................................16
   Investments in Hotel Partnerships and Corporations.........................16
      Consolidated Hotel Ownership Interests..................................16
      Other Hotel, Resort and Residence Club Ownership Interests..............16
   Investment in Management Contracts.........................................17
   Fixed Assets...............................................................17
LIQUIDITY AND CAPITAL RESOURCES...............................................19
   Contractual Obligations....................................................19
   Convertible Notes..........................................................20
   Retirement Plan Commitments................................................21
   Lease Commitments - Consolidated Hotels....................................21
   Cash from Operations.......................................................21
   Financing Activities  .....................................................22
   Investing Activities.......................................................22
      Long-Term Receivables...................................................22
      Investments in Hotel Partnerships and Corporations......................22
      Investment in Management Contracts......................................23
      Fixed Assets............................................................23
   Outstanding Share Data.....................................................23
FINANCIAL INSTRUMENTS.........................................................24
   Foreign Exchange Forward Contracts.........................................24
   Other Financial Instruments................................................24
   Fair Value of Financial Instruments........................................24
OFF-BALANCE SHEET ARRANGEMENTS................................................26
   Guarantees and Commitments.................................................26
   Indemnities................................................................26
      Disposition Indemnification Arrangements................................26
      Director and Officer Indemnification Arrangements.......................26
      Other Indemnification Arrangements......................................26
LOOKING AHEAD.................................................................28
FOUR SEASONS PORTFOLIO........................................................30
   Description of Hotels, Resorts and Residence Clubs.........................30
   Properties under Construction or Development...............................33
THREE-YEAR REVIEW.............................................................35
OPERATING RISKS...............................................................37
   Geopolitical, Economic and Lodging Industry Conditions.....................37
   Competition................................................................38


                                       (i)

   Dependence on Management Agreements........................................38
   Dependence on Property Owners..............................................39
   Risk Associated with Expansion, Growth and New Construction................39
   Investments in and Advances to Managed and Owned Properties................40
   Debt Rating Risks..........................................................40
   Government Regulation......................................................40
   Political Risk.............................................................41
   Insurance..................................................................41
   Legal Proceedings..........................................................42
   Currency Exposure..........................................................42
   Seasonality................................................................42
   Intellectual Property......................................................43
   Risks Associated with Residence Club Business..............................43
   Dependence on Key Employees................................................43
CRITICAL ACCOUNTING POLICIES AND ESTIMATES....................................44
   Recoverability of Investments..............................................45
   Fixed Assets...............................................................45
   Retirement Plan............................................................46
   Income Taxes...............................................................46
IMPACT ON 2004 OF RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS...............47
RECENT CANADIAN ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED...............47
   Consolidation of Variable Interest Entities................................47
   Temporary Controlled Subsidiaries..........................................47
ADDITIONAL INFORMATION........................................................48

                                 ------------

                           FORWARD-LOOKING STATEMENTS

      This document contains "forward-looking statements" within the meaning of federal securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form and in this document. Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions, and infectious diseases; general economic conditions, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, currency fluctuations and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                 ------------

    ALL AMOUNTS REFERRED TO IN THIS DOCUMENT ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. OUR FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH
              CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                 ------------


                                      (ii)

                             OVERVIEW AND OBJECTIVES

      Four Seasons principal business is the management of luxury hotels, resorts and serviced and branded residential projects whose target customers are primarily luxury business travelers, corporate and incentive groups and discerning leisure travelers. Our urban hotels and residential projects generally are centrally located in the commercial and financial districts of the world's leading cities in North America, South America, Asia, Europe and the Middle East. Many of our urban locations also appeal to the luxury leisure traveler. Our luxury resorts and residential projects are located in world-class leisure destinations and provide extensive recreational and meeting facilities to attract upscale leisure travelers and groups.

      2004 was the first full year since 2000 that travel demand improved in virtually all regions of the world. From 2001 through the latter part of 2003, the travel industry worldwide operated in a challenging environment due to acts of terrorism, the war in Iraq and infectious diseases. The impact of these factors, in addition to a weak global economic environment, had a significant negative impact on travel demand throughout the world. Improvement in the US travel trend started late in the second quarter of 2003 and by the end of 2003 had expanded to each of the regions in which we operate, with both leisure and business travel trends improving. In 2004, all of the regions in which we manage properties posted RevPAR(1) gains. Overall, year-over-year RevPAR gains in 2004 were robust, reflecting both occupancy and achieved room rate improvements.

      Revenues at our properties improved in 2004. However, industry-wide cost pressures (including increased costs for workers' compensation, health benefits and energy) affected the profitability of our managed properties, particularly in the US. We have sought to control and manage the cost increases, and we were able to maintain our industry-wide leadership in gross operating margin(2) performance, which remains an important business objective.

      In addition, volatility in several of the world's major foreign currencies, including the US and Canadian dollar (the US dollar depreciated 6.9% in 2004 relative to the Canadian dollar), pound sterling, Euro and Australian dollar, continued throughout 2004. As a global company, we operate in 28 countries around the world. While many of our financial commitments are in other currencies (predominantly US dollars), we report our earnings in Canadian dollars. During 2004, the impact of the translation of our US dollar-denominated management fee revenues into Canadian dollars had a negative impact on our reported earnings (see "Operational and Financial Review and Analysis -- Results of Operations -- Management Operations -- Revenues"). However, from an economic perspective we are in a balanced position as the US dollar-denominated management fees are used to fund US dollar expenses such as interest, and to fund our US dollar investment obligations, including a number of our international projects.

      We were pleased with the growth in our management business in 2004, with management earnings before other operating items increasing over 27% to $101 million in 2004. In addition, hotel ownership and corporate operations losses, which includes our leasehold interests in Vancouver and New York (The Pierre) and corporate administration and compliance costs, declined by 28% to $21.6 million. One of our objectives has been to reduce our exposure to our leased hotels. In 2004, we ceased to lease and manage Four Seasons Hotel Berlin. Although operating earnings in both New York and Vancouver improved, both hotels generated losses in 2004. The Pierre had committed a large portion of its rooms to

-------------------------

1 RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

2 Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

conference business in the last half of 2004. The room rates on this business were negotiated prior to the strong improvement in travel demand in New York, and as a result, The Pierre's achieved room rates increased more modestly than might otherwise have been possible in this stronger demand environment. Travel demand in Vancouver remained weak relative to most North American markets, in part as a result of lower than normal US travel to the market as a result of the strong Canadian dollar. We remain focused on reducing our exposure to these assets and continue to take steps to improve the operating performance of these assets. Corporate administration and compliance costs increased in 2004 primarily as a result of increased time expended by management and consulting expenses in connection with meeting the requirements of the Sarbanes-Oxley Act of 2002 and other recent US and Canadian regulatory requirements.

      Also during 2004, we sold all of our investment in Four Seasons Resort Whistler, the majority of our 8% investment in Four Seasons Hotel Amman and all of our ownership interest in land relating to Four Seasons Resort Scottsdale at Troon North. In addition, several of our properties under management, including Four Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North, Four Seasons Hotel Washington D.C., The Regent Beverly Wilshire and Four Seasons Hotel Boston, were undergoing extensive renovation programs.

      During 2004, we signed more letters of intent relating to new Four Seasons hotels and resorts than we have ever achieved in any single year. In 2004, we opened new Four Seasons hotels and resorts in Budapest, Provence, Whistler, Cairo and Costa Rica. We also continued to focus on the customer service experience that we believe has allowed us to maintain or improve our achieved room rates. We believe that this focus on service and maintaining vigilance over room rates positions us well for continuing to increase RevPAR in the current economic environment.

      We also continued to focus our attention in 2004 on the management of our working capital position, new investments and re-positioning certain of our existing investments and loan positions. Once again we met our objectives of funding new and enhanced management agreements through cash generated by operations and reducing the losses from our hotel ownership and corporate operations. Our cash and cash equivalents increased to $272.5 million at year-end, more than a $100 million increase over December 31, 2003. As a result, we continued to realize our objective of maintaining a strong liquidity position and an investment-grade balance sheet.

      Our key financial and growth objectives over the long term are:

      o Maintain and enhance our RevPAR growth and the operating profits of the hotels and resorts that we manage.
      o Achieve growth of the Four Seasons portfolio through the addition of new hotels and resorts and selected luxury branded residential projects.
      o Achieve an average return on capital employed of at least 10% over our long-term cost of capital.
      o Achieve, on average, compounded earnings per share growth of 20% per annum over the long term.
      o    Generate at least 90% of our earnings from our  management  business.
      o    Maintain a strong  balance  sheet and a low cost of capital.
      o Deploy the majority of our annual operating cash flow to obtain and enhance management opportunities that expand the Four Seasons brand.
      o Identify and pursue opportunities that allow us to maintain high profit margins in our management operations.

      o    Maintain  tax  efficiency.
      o Divest equity investments or advances when appropriate opportunities arise, to allow previously committed capital to be made available for investments related to new or enhanced management or royalty opportunities.
      o Maintain a prudent risk profile on the investment of cash and cash equivalents.

      In achieving our financial and growth objectives we seek to balance any associated risk, including continuing to obtain and enhance long-term management agreements, limiting investments we may make, obtaining premium returns in certain circumstances, and obtaining appropriate levels of insurance. See "Operating Risks" for a description of the risks inherent in our business.

                 OPERATIONAL AND FINANCIAL REVIEW AND ANALYSIS

OVERVIEW

      We have two operating segments: management operations and ownership and corporate operations. Revenues from management operations and ownership and corporate operations as a percentage of consolidated revenues and earnings before other operating items(3) from the two segments are summarized below.


--------------------------------------------------------------------------------
                                                             2004        2003
--------------------------------------------------------------------------------
As a percentage of consolidated revenues:
   Revenues from management operations                       64.3%       62.4%
--------------------------------------------------------------------------------
   Revenues from ownership and corporate operations          37.3        39.3
--------------------------------------------------------------------------------
   Distributions from hotel investments                       0.1         0.1
--------------------------------------------------------------------------------
   Fees paid by ownership and corporate                      (1.7)       (1.8)
   operations to management operations
--------------------------------------------------------------------------------
                                                            100.0%      100.0%
--------------------------------------------------------========================
--------------------------------------------------------------------------------
As a percentage of consolidated earnings before other
operating items:
--------------------------------------------------------------------------------
   Management operations                                    127.2%      160.8%
--------------------------------------------------------------------------------
   Ownership and corporate operations                       (27.2)      (60.8)
--------------------------------------------------------------------------------
                                                            100.0%      100.0%
--------------------------------------------------------========================

      MANAGEMENT OPERATIONS

      We are principally a management company, and the majority of our earnings come from our management services business. Under our management agreements, we generally oversee, as agent for the property owner, all aspects of the day-to-day operations of the hotels and resorts that we manage on behalf of the owners, including sales and marketing, advertising, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, we generally provide strategic management services, including developing and implementing sales, marketing and advertising strategies, operating a central reservations system, recommending information technology systems and developing certain database applications, assisting with sourcing the financing and development of new hotels and resorts, providing advice with respect to the design and construction of new or renovated hotels and resorts, assisting with the refurbishment of hotels and resorts, and providing a centralized purchasing system for goods. For providing these management services, we generally receive a variety of fees, including a base fee, an incentive fee, a sales and marketing charge, an advertising charge, a reservation charge, and purchasing and pre-opening fees. The base fee usually is calculated as a percentage of the total revenues of each hotel and resort that we manage, and the incentive fee (which we are entitled to

-------------------------

3 Earnings before other operating items is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. Earnings before other operating items is not intended to represent cash flow from operations, as defined by Canadian generally accepted accounting principles ("GAAP"), and earnings before other operating items should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our earnings before other operating items may also not be comparable to earnings before other operating items used by other companies, which may be calculated differently. We consider earnings before other operating items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Earnings before other operating items is also used by investors, analysts and our lenders as a measure of our financial performance.

receive at the majority of the properties we manage) typically is calculated based on the profitability of the hotel or resort.

      General and administrative expenses for management operations are incurred by us to provide these management services, together with those items normally associated with corporate overhead, such as operations, finance, information technology, accounting, legal, development and other costs of maintaining the corporate offices. The sales, marketing, advertising and central reservation expenses, which are generally funded by sales and marketing, advertising and reservation charges, are incurred on a cost-recovery basis to us and are a function of the number of hotels and resorts we manage. Excluding the sales and marketing, advertising and reservations expenses, our other general and administrative expenses are generally relatively stable year-over-year. As a result, in an improved economic environment, we should derive increases in our management operating margin(4) from increases in management fees generated from existing agreements and the addition of new management contracts. For a three-year review of management operating margin and other data, see "Three-Year Review".

      We also manage Four Seasons branded and serviced residential projects pursuant to management agreements under which we oversee the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of interests in these projects. In addition, we oversee the sales and marketing of the Residence Club interests and are responsible for the branding of Four Seasons serviced and branded residential projects. For these services, we receive fees based generally on a percentage of the gross selling price of the residential interests.

      OWNERSHIP AND CORPORATE OPERATIONS

      Our earnings from ownership and corporate operations include the consolidated results of our 100% leasehold interests in The Pierre in New York and Four Seasons Hotel Vancouver. In September 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel, which reduced the number of hotels under leasehold by us to two. In addition, we include in ownership and corporate operations profit distributions from our other ownership interests and corporate overhead expenses not related to the management business. Other ownership interests are discussed under "Balance Sheet Review and Analysis -- Investments in Hotel Partnerships and Corporations -- Other Hotel, Resort and Residence Club Ownership Interests".

      Our investment strategy is not to hold any additional majority investments, other than on a temporary basis while we seek to sell that majority interest. However, The Pierre in New York and Four Seasons Hotel Vancouver are long-term leasehold interests that were established at an earlier stage in our development. We continue to review our options in respect of The Pierre and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operations of, or investments in, these hotels. There can be no assurance that acceptable alternative arrangements can be found with respect to either of these hotels or as to the terms of any such alternative arrangements.

      We have leased and managed The Pierre in New York since 1981. The lease on The Pierre expires in 2012 and is renewable at our option for an additional 10 years. We have leased and managed Four Seasons Hotel Vancouver since 1976. The lease on Four Seasons Hotel Vancouver expires in 2020 and is renewable at our option for an additional 15 years.

-------------------------

4 Management operating margin represents management earnings before other operating items, as a percentage of management revenues, excluding reimbursed costs.

RESULTS OF OPERATIONS

      MANAGEMENT OPERATIONS

      REVENUES

      Our fees, including our base fees, are dependent on total revenues of all managed hotels and resorts, which consist of rooms, food and beverage, and other revenues. Our base fees are usually calculated as a percentage of total revenue for each property under management. RevPAR, which relates to room revenues and does not represent total revenue of a property, provides a strong indication of changes in revenues from properties under management, and is a commonly used indicator of market performance for hotels and resorts of room revenue. Our incentive fees are typically tied to the profitability of each property that we manage. Gross operating profit changes provide an indication of the change in each property's profitability. Typically in a Four Seasons branded residential project, we earn a fee which is normally calculated on the basis of the selling price of the residential property. These fees are typically only earned on the initial sale of the residential property. On an ongoing basis, we receive a fee for our annual management and oversight of the residential property.

      Overall gross operating margins at the hotels and resorts we manage continued to be constrained in 2004 as increased costs related to workers' compensation, health benefits and energy have not been completely offset by RevPAR improvements. We expect that further significant cost increases, particularly relating to energy and workers' compensation, will continue to put pressure on gross operating profit performance in 2005.

      For the full year 2004, RevPAR of our worldwide Core Hotels(5), on a US dollar basis, increased 15.5%, as compared to 2003, which reflects improvements in each of the regions in which we manage hotels and resorts. We believe this reflects the continuation of a broader recovery in travel demand. Consistent with industry practices, we track RevPAR on a US dollar basis. RevPAR increased by 10.7%, on a US dollar basis, for the quarter ended December 31, 2004, as compared to the same period in 2003, for our worldwide Core Hotels.

      Gross operating revenues of our worldwide Core Hotels, on a US dollar basis, increased 14.2% for the full year 2004 compared to 2003. Gross operating margins of our worldwide Core Hotels improved 240 basis points on a full year basis from 26.9% in 2003 to 29.3% in 2004. Gross operating margins of our worldwide Core Hotels were maintained at 29.5% in the fourth quarter of 2004, as compared to 29.4% in the same period in 2003.

      In the second quarter of 2004, we began reporting the Europe and Middle East segments as two separate segments and, as a result, we currently report in five geographic sectors: the United States, Other Americas/Caribbean, Europe, Middle East and Asia/Pacific. With respect to our Core Hotels, the United States represents the most significant geographic area to us, with 54.8% of revenues under management for the full year 2004, followed by Asia/Pacific (17.1%), Europe (15.1%), Other Americas/Caribbean (10.2%) and the Middle East (2.8%). The following tables highlight our results of operations for our Core Hotels in each of these regions.

-------------------------

5 The term "Core Hotels" means hotels and resorts under management for the full year of both 2004 and 2003. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Hotel Berlin, Four Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel Washington, D.C., the last three of which are undergoing extensive renovation programs that began in 2004.

--------------------------------------------------------------------------------
                                    2004 increase over (decrease from) 2003
MARKET                             (percentage change, on a US dollar basis)
--------------------------------------------------------------------------------
                                              Gross Operating    Gross Operating
UNITED STATES                   RevPAR          Revenue (GOR)     Profit (GOP)
--------------------------------------------------------------------------------
FOURTH
QUARTER                          10.6%               9.7%            13.5%
--------------------------------------------------------------------------------
FULL YEAR                         8.7%               7.6%             8.9%
--------------------------------------------------------------------------------
              Virtually all the US Core Hotels under management realized RevPAR improvements in both the fourth quarter and full year of 2004. The 8.7% improvement in RevPAR at the US Core Hotels for the full year of 2004, as compared to 2003, was the result of occupancy improvements from 68.1% to 70.5% and a 5% increase in achieved room rate. Exceptions for the full year 2004 were Four Seasons Resort Aviara and The Ritz-Carlton Chicago, both of which were affected by a decrease in group travel to those areas. Hotels and resorts under management in Los Angeles, New York, Palm Beach, and Boston, amongst others, outperformed the average RevPAR improvement of the Core Hotels in the region. On a full-year basis in 2004, gross operating margins for the region remained at approximately the same level as 2003, as cost increases, particularly related to energy, health care and workers' compensation, continued to absorb some of the RevPAR improvement.

              Exceptions to the RevPAR trend in this region for the fourth quarter included Four Seasons Hotel San Francisco, where a city-wide labour dispute during the quarter disrupted travel to that market, and Houston, where the area is absorbing significant new hotel room supply. Hotels under management in Las Vegas, Los Angeles, New York and Philadelphia, amongst others, outperformed the average RevPAR improvement of the Core Hotels in the region, while hotels under management in Dallas and The Ritz-Carlton Chicago had more modest RevPAR gains. Gross operating margins for the region improved 90 basis points for the fourth quarter of 2004, as compared to the fourth quarter of 2003.
--------------------------------------------------------------------------------
                                    2004 increase over (decrease from) 2003
MARKET                             (percentage change, on a US dollar basis)
--------------------------------------------------------------------------------
OTHER
AMERICAS/                                     Gross Operating    Gross Operating
CARIBBEAN                       RevPAR          Revenue (GOR)     Profit (GOP)
--------------------------------------------------------------------------------
FOURTH
QUARTER                           7.7%               6.2%            (1.1%)
--------------------------------------------------------------------------------
FULL YEAR                        18.2%              16.5%            30.2%
--------------------------------------------------------------------------------
              RevPAR for the Other Americas/Caribbean region improved 18.2% for the full year of 2004, as compared to 2003, as a result of an 810 basis point increase in occupancy and a 5.7% increase in achieved room rate (6.6% increase in achieved room rate on a local currency basis). RevPAR improvements were also seen at Four Seasons Hotel Toronto and Four Seasons Hotel Vancouver, reflecting the recovery from the negative impact of Severe Acute Respiratory Syndrome
              (SARS) in 2003. All of the properties in the region experienced occupancy improvements, particularly Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo. As a result of the increases in occupancy and gross operating revenues, gross operating margins improved 310 basis points from 26.7% in 2003 to 29.8% in 2004.

              Strong RevPAR improvements in the fourth quarter of 2004 at the hotels under management in South America helped to boost the average RevPAR improvement in the Other Americas/Caribbean region, as RevPAR for the other hotels in the region remained relatively unchanged from the fourth quarter of 2003. Gross operating margins in the region decreased 200 basis points as improvements in South America were offset by declines elsewhere in the region, in particular in Nevis. Gross operating margins in Nevis were unusually high in the fourth quarter of 2003 as a result of the accrual by the resort of revenue related to coastal levies from the government in that period.
--------------------------------------------------------------------------------
                                    2004 increase over (decrease from) 2003
MARKET                             (percentage change, on a US dollar basis)
--------------------------------------------------------------------------------
                                              Gross Operating    Gross Operating
EUROPE                          RevPAR          Revenue (GOR)     Profit (GOP)
--------------------------------------------------------------------------------
FOURTH
QUARTER                          12.7%             17.1%             20.1%
--------------------------------------------------------------------------------
FULL YEAR                        20.6%             21.3%             31.6%
--------------------------------------------------------------------------------
               On a full-year basis, the improvement in RevPAR, on both a US dollar basis and a local currency basis, in 2004 from 2003 in the European region was partially due to the significant negative impact that the war in Iraq had on travel in 2003. The 31.6% increase in gross operating profits for the region was largely attributed to the higher occupancy and achieved room rates at the hotels under management in Dublin, Paris and London.

               For the fourth quarter of 2004, RevPAR increases, on both a US dollar basis and a local currency basis, in the European region reflected strong operating results at the hotels under management in Paris and London, primarily driven by achieved room rate improvements. Gross operating profits for the region as a whole increased, on both a US dollar basis and a local currency basis, primarily due to the performance at the hotels in Paris and London.
--------------------------------------------------------------------------------
                                    2004 increase over (decrease from) 2003
MARKET                             (percentage change, on a US dollar basis)
--------------------------------------------------------------------------------
                                              Gross Operating    Gross Operating
MIDDLE EAST                     RevPAR          Revenue (GOR)     Profit (GOP)
--------------------------------------------------------------------------------
FOURTH
QUARTER                          12.3%             15.3%              9.0%
--------------------------------------------------------------------------------
FULL YEAR                        52.9%             58.3%            120.6%
--------------------------------------------------------------------------------
               Occupancy at the Middle East Core Hotels improved on a full-year basis from 47.7% in 2003 to 70.5% in 2004, which when combined with a 7.5% increase in achieved room rates, resulted in a 52.9% increase in RevPAR. The increases in occupancy and achieved room rates in 2004, as compared to 2003, were primarily attributable to the significant negative impact that the war in Iraq had on travel to the region in 2003, and the ongoing stabilization of Four Seasons Hotel Amman and Four Seasons Resort Sharm el Sheikh, which were added to the Core Hotels in 2004. On a local currency basis, achieved room rates increased 11.6% on a full-year basis, resulting in a 58.7% improvement in RevPAR. In 2004, gross operating profits for the region demonstrated the strong profitability in the region with a 120.6% improvement over 2003.

               RevPAR improvements in the fourth quarter of 2004 at the Middle East Core Hotels were primarily driven by increased occupancy at our properties in Amman and Sharm el Sheikh. Although gross operating margins in the region declined slightly in the quarter, as a result of a decline at Four Seasons Hotel Cairo at The First Residence, gross operating profits increased 9%, as compared to the same period in 2003, primarily as a result of a larger contribution from Four Seasons Hotel Amman. In the fourth quarter of 2003, Four Seasons Hotel Cairo at The First Residence benefited from a one-time adjustment to the shared cost allocations for prior periods made by the owner of this mixed-use project. These adjustments had a positive effect on the profit margin and incentive management fees in the fourth quarter of 2003.

--------------------------------------------------------------------------------
                                    2004 increase over (decrease from) 2003
MARKET                             (percentage change, on a US dollar basis)
--------------------------------------------------------------------------------
                                              Gross Operating    Gross Operating
ASIA/PACIFIC                    RevPAR          Revenue (GOR)     Profit (GOP)
--------------------------------------------------------------------------------
FOURTH
QUARTER                          10.8%             7.6%               4.6%
--------------------------------------------------------------------------------
FULL YEAR                        31.9%            24.8%              48.6%
--------------------------------------------------------------------------------
               In 2004, on a full-year basis, a large portion of the 31.9% increase in RevPAR at the properties under management in the Asia/Pacific region reflected a recovery from the negative impact of SARS in the region in 2003. This was particularly so in our properties in Shanghai and Singapore. In addition, the properties in Bali continued to improve after the lingering impact of terrorist attacks on that island in October of 2002. Gross operating profits increased 48.6% and 45.2% on a US dollar and local currency basis, respectively, due to the RevPAR improvements at all of the hotels and resorts under management in the region.

               The majority of the hotels under management in the Asia/Pacific region had strong RevPAR improvements for the fourth quarter of 2004. Exceptions were the hotels in Sydney, Tokyo at Chinzan-so and Kuala Lumpur, which experienced modestly lower occupancy in the fourth quarter of 2004, as compared to the same period in 2003. The hotels under management in Bali, Bangkok, Shanghai and Tokyo at Marunouchi had very strong RevPAR improvements as a result of both occupancy and achieved room rate gains. Gross operating profits increased modestly, on both a US dollar basis and local currency basis, reflecting these RevPAR improvements. Due to the tsunami in Southeast Asia on December 26, 2004, Four Seasons Resort Maldives at Kuda Huraa was closed; however, there was no material financial impact on the other Four Seasons properties in the Asia/Pacific region.
--------------------------------------------------------------------------------

      Total revenues of all managed hotels and resorts were approximately $2.9 billion (US$2.2 billion) for the full year 2004 ($2.6 billion (US$1.8 billion) in 2003). Hotel and resort revenues increased in 2004, compared to 2003, due to general improvements in travel trends and an increase in revenues from recently opened hotels and resorts.

      Total management revenues increased $22.7 million or 11.6% to $218.5 million for the full year 2004, as compared to $195.8 million in 2003 and 1.2% to $54.1 million for the quarter ended December 31, 2004, as compared to $53.5 million for the same period in 2003. The increase was partially attributable to an improvement in fees of $11.2 million for the full year 2004 from recently opened hotels and resorts, including Whistler, Great Exuma, Miami and Jackson Hole. The decline of the US dollar relative to the Canadian dollar did not have a material impact on our US dollar-denominated management fee revenues for the full year due to the forward currency contracts then in place. The foreign exchange gains on these contracts of $14.6 million, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year and no further contracts that would give rise to a similar gain have been entered into subsequently.

      Incentive fees are calculated based on the profits of the hotel or resort under management as determined in accordance with the relevant management agreement. For the full year 2004, incentive fees increased $7.1 million to $28.0 million, as compared to $20.9 million for 2003. Incentive fees contributed 12.8% of the total management revenues for the full year 2004, as compared to 10.7% for the full year 2003. The increase in incentive fees was primarily attributable to the higher levels of profitability at virtually all of our properties under management, including Shanghai, New York, Philadelphia and Las Vegas. For the quarter ended December 31, 2004, incentive fees were essentially unchanged from the same period in 2003. Incentive fees were negatively affected during the fourth quarter of 2004 as the result of the translation of US dollar-denominated incentive fees into Canadian dollars, and by greater compensation costs incurred at the hotels and resorts and accrued during the fourth quarter. This increased compensation expense resulted from the majority of the hotels and resorts exceeding their business plans in 2004, which triggered greater profit participation for the employees than had been incurred in 2003. In addition, certain expenditures that were incurred at some of the hotels and resorts under management during December 2004 to improve longer-term profitability also resulted in reduced incentive fees. This included capital programs that negatively affected operations in the fourth quarter of 2004 at certain properties.

      Incentive fees were earned from 35 of our 63 hotels and resorts under management for the full year 2004, as compared to 33 of our 60 hotels and resorts under management in 2003.

      GENERAL AND ADMINISTRATIVE EXPENSES

      For the full year 2004, general and administrative expenses (including reimbursed costs of $72.7 million) remained relatively unchanged, increasing
1.0% to $117.5 million, as compared to $116.3 million (including reimbursed costs of $75.3 million) in 2003.

      For the fourth quarter of 2004, general and administrative expenses (including reimbursed costs of $19.7 million) decreased $0.9 million to $31.9 million, as compared to $32.8 million (including reimbursed costs of $20.4 million) for the same period in 2003. As described above under "Management Operations", reimbursed costs are incurred on a cost recovery basis to us and, as a result, we analyze general and administrative expenses excluding reimbursed costs.

      General and administrative expenses (excluding reimbursed costs) increased 9.2% to $44.8 million for the year ended December 31, 2004, as compared to the year ended December 31, 2003. General and administrative expenses (excluding reimbursed costs) decreased 1.6% to $12.2 million in the fourth quarter of 2004, from $12.4 million for the same period in 2003. During 2004, as a result of the improved economic and business environment, we held several regional and company-wide management meetings, some of which had been postponed for the past three years. The cost of these meetings together with management compensation relating to profit participation accounted for over 75% of the increase in the full-year general and administrative expenses (excluding reimbursed costs). This management compensation cost was accrued throughout 2004 and there was not a similar entitlement in 2003.

      MANAGEMENT EARNINGS

      As a result of the items described above, management earnings before other operating items increased to $101.0 million for the year ended December 31, 2004, as compared to $79.5 million in 2003. For the fourth quarter of 2004, management earnings before other operating items increased to $22.2 million, as compared to $20.7 million in 2003.

      OWNERSHIP AND CORPORATE OPERATIONS

      Operating losses from ownership and corporate operations before other operating items for the full year 2004 declined $8.4 million to a loss of $21.6 million, as compared to a loss of $30.1 million in 2003. The decreased loss for the year was primarily attributable to a decrease in operating losses at The Pierre in New York of $5.6 million and at Four Seasons Hotel Vancouver of $1.7 million. In addition, the termination of our lease and management of Four Seasons Hotel Berlin resulted in a $3.8 million reduction in ownership losses for the year. In the fourth quarter of 2004, operating losses from ownership and corporate operations before other operating items were $3.8 million, as compared to ownership and corporate operations losses before other operating items of $2.0 million in the fourth quarter of 2003. The majority of the increase in ownership and corporate operations losses for the quarter was attributable to a reversal of lease costs at Four Seasons Berlin in 2003, which is discussed below, and increased expenses related to compliance costs, including internal control documentation and other processes related to the Sarbanes-Oxley Act of 2002 and other recent US and Canadian requirements.

      THE PIERRE

      For the year ended December 31, 2004, RevPAR at The Pierre increased 14.6%, as a result of both occupancy and room rate gains, as compared to 2003, reflecting higher travel demand in New York. As a result, the operating results at The Pierre improved $5.6 million to a loss of $4.2 million in 2004, as compared to 2003. Operating earnings at The Pierre improved $0.8 million to $1.7 million in the fourth quarter of 2004, as compared to $0.9 million in the same period last year. RevPAR at The Pierre increased 8.5% in the fourth quarter of 2004, as compared to the same period in 2003. The Pierre had committed a large portion of its rooms to conference business during the fourth quarter of 2004. The room rates on this business were negotiated prior to the strong improvement in travel demand in New York and, as a result, The Pierre's achieved room rates increased more modestly than might otherwise have been possible in this stronger demand environment.

      FOUR SEASONS HOTEL VANCOUVER

      RevPAR at Four Seasons Hotel Vancouver increased 8.7% for the year ended December 31, 2004, as compared to 2003, as a result of occupancy improvements. Consequently, the operating results at that hotel improved $1.7 million to a loss of $2.8 million in 2004, as compared to 2003. During the fourth quarter of 2004, RevPAR at Four Seasons Hotel Vancouver remained unchanged, as compared to the same period in 2003. Operating results at that hotel improved approximately $0.3 million to a loss of $1 million in the fourth quarter of 2004, as compared to the same period last year.

      BERLIN

      In September 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel. Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments had been limited to the cash flow generated by the hotel. On a full-year basis, 2004 operating earnings were nil as compared to an operating loss of $3.8 million for the same period in 2003. During the fourth quarter of 2003, lease payments that had been accrued beyond cash flow generated by the hotel were reversed, resulting in $0.8 million of operating earnings in that period. During the fourth quarter of 2004, operating results were nil, resulting in a decline of $1.4 million compared to the same period last year.

      COMPLIANCE COSTS

      As a result of the substantive changes to governance and disclosure requirements applicable to public companies in the US and Canada, we have incurred and expect to continue to incur, increased costs relating to both internal compliance functions and third party services. Although we cannot assess the potential amount of those costs, experience in the US suggests that they may be significant, particularly in the context of the historic levels of our general and corporate administrative expenses. A portion of these increased corporate administrative expenses will be allocable to our ownership and corporate operations.

      OTHER

      Our ownership interest in 12 other Four Seasons hotels and resorts that are open and under management and our ownership interest in three Residence Clubs are accounted for on a cost basis. In 2004 and 2003, we received $0.4 million and $0.2 million of cash distributions, respectively, from one of these hotel and resort ownership interests.

      OTHER INCOME/EXPENSE, NET

      For the full year 2004, other expense, net was $16.1 million, as compared to $25.8 million in 2003. For the fourth quarter of 2004, other income, net was $6.2 million, as compared to $0.2 million for the same period in 2003.

--------------------------------------------------------------------------------
                                                YEARS ENDED   THREE MONTHS ENDED
                                                DECEMBER 31,      DECEMBER 31,
--------------------------------------------------------------------------------
(IN MILLIONS OF DOLLARS)                        2004    2003     2004     2003
--------------------------------------------------------------------------------
Loss on redemption of Liquid                  $(14.6) $   --    $  --   $  --
Yield Option Notes ("LYONs")
--------------------------------------------------------------------------------
Foreign exchange gain (loss)                     3.6   (14.7)     6.4     2.5
--------------------------------------------------------------------------------
Other(1)                                        (5.1)  (11.1)    (0.2)   (2.3)
--------------------------------------------------------------------------------
Other income (expense), net                   $(16.1) $(25.8)   $ 6.2   $ 0.2
---------------------------------------------===================================

1 Includes legal and enforcement costs relating to Four Seasons hotels in Caracas and Seattle (2004 and 2003), loss on disposal of investments and settlement of loan receivable from Sedona (2004), recoveries on items previously provided for (2004 and 2003) and the writedown of Four Seasons Hotel Berlin (2003).

      REDEMPTION OF THE LIQUID YIELD OPTION NOTES ("LYONs")

      Included in other expense, net for 2004 was a loss of $14.6 million related to the redemption of the LYONs during the third quarter of 2004. As discussed below under "Financing Activities", we redeemed all of our LYONs for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of US$215.5 million ($275.7 million).

      FOREIGN EXCHANGE

      Other expense, net for the full year 2004 includes a $3.6 million net foreign exchange gain, as compared to a $14.7 million net foreign exchange loss for 2003. Other income, net for the fourth quarter of 2004 includes a $6.4 million net foreign exchange gain, compared to a $2.5 million net foreign exchange gain for the same period in 2003. These foreign exchange gains and losses arose from the translation to Canadian dollars at current exchange rates at the end of each month of our non-Canadian dollar-denominated net monetary assets which are not included in our designated self-sustaining subsidiaries; they also reflect local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian GAAP.

       The Canadian dollar strengthened by 6.9% (8.9(cent)) during 2004 against the US dollar, causing the majority of the net foreign exchange gain for accounting purposes in 2004, due to our net monetary US dollar liability position in 2004.

      The following  table sets out the exchange rates obtained from the Bank of
Canada:

--------------------------------------------------------------------------------
                                            AS AT          AS AT         AVERAGE
                                         DECEMBER 31,    DECEMBER 31,    DURING
                                            2003           2004           2004
--------------------------------------------------------------------------------
US dollar to Canadian $1.00                0.7738         0.8308         0.7683
--------------------------------------------------------------------------------
Pound sterling to Canadian $1.00           0.4335         0.4336         0.4194
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Euro to Canadian $1.00                     0.6143         0.6138         0.6185
--------------------------------------------------------------------------------
Australian dollar to US $1.00              1.3280         1.2821         1.2471
--------------------------------------------------------------------------------

      OTHER

      Included in other expense, net during the year ended December 31, 2004, was a net loss of $4.6 million related to the sale of all of our investment in Four Seasons Resort Whistler, the majority of our 8% investment in Four Seasons Hotel Amman and all of our ownership interest in land relating to Four Seasons Resort Scottsdale at Troon North, and costs related to our exit from our proposed project in Sedona. The majority of the loss was related to the settlement of our loan receivable from Sedona and for legal costs incurred to finalize the dispositions. Included in other expense, net during the year ended December 31, 2003 were legal and enforcement costs of $9.5 million in connection with disputes with the owners of the Four Seasons hotels in Caracas and Seattle, which are described below. We also wrote down our fixed asset investment in Four Seasons Hotel Berlin to nil in the fourth quarter of 2003, resulting in a $3.2 million expense.

      FOUR SEASONS OLYMPIC HOTEL SEATTLE. During the second quarter of 2003, we settled our disagreement with the owner of Four Seasons Olympic Hotel Seattle, which was subject to arbitration, concerning the management of the hotel. Under the settlement, we concluded our management of Four Seasons Olympic Hotel Seattle upon the sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, we received an initial payment, which included our share of the sale proceeds as a result of our minority ownership interest in the hotel. We will also receive annual payments over the next several years that are not materially different from the fees that we would have otherwise earned during this period under our previous management agreement for that property. We believe that a fair and equitable settlement was reached and that the payments under the settlement agreement, a portion of which was reflected in net earnings during 2004 and 2003, will, in aggregate, compensate us for the near-term value of our management agreement. During 2004, we signed a letter of intent for a new Four Seasons property in Seattle, which is expected to open after 2006.

      FOUR SEASONS HOTEL CARACAS. We are in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default of a US$5 million loan owed to us. During the second quarter of 2003, we received a judgment in the legal proceedings against the owner, which involved the protection of our proprietary materials. The court found against the owner on all matters, including illegal computer "hacking" and unlawful and unauthorized use of our proprietary information, and ordered that the owner pay to us damages totalling US$4.9 million, plus legal costs and expenses of US$1.4 million. The owner has appealed the judgment from the legal proceeding, but execution has not been stayed pending appeal. We are moving to enforce the judgment from the legal proceeding against the owner, but have not recorded any receivable arising from the judgment as at December 31, 2004. In addition, the arbitration hearing in respect of the other contractual breaches of the management contract by the owner was completed during the third quarter of 2003 and the tribunal declared that the owner had failed to perform all of its obligations under our management agreements, including, without limitation, its obligation to complete the hotel as a world-class luxury hotel and to allow us to manage the hotel free from unlawful interference of the owner. The arbitration tribunal awarded damages totalling approximately US$8 million ($9.6 million), plus arbitration fees and expenses of approximately US$240,000 ($290,000). The owner has challenged the enforcement of the decision from the arbitration tribunal. We have not recorded any receivables arising from the decision as at December 31, 2004.

      NET INTEREST INCOME/EXPENSE

      For the year ended December 31, 2004, we had net interest income of $1.5 million, as compared to $3.4 million in 2003. Net interest income is a combination of $16.9 million in interest income and $15.4 million in interest expense in 2004, as compared to $14.4 million and $11 million, respectively, for 2003. During the fourth quarter of 2004, we had net interest expense of $187,000, as compared to net interest income of $962,000 in the fourth quarter of 2003. Net interest expense is a combination of $4.1 million in interest income and $4.3 million in interest expense in the fourth quarter of 2004, as compared to $3.7 million and $2.8 million, respectively, for the same period in 2003.

      The increase in interest income for the full year 2004, as compared to the same period in 2003, was primarily attributable to increased cash and cash equivalents as a result of the issuance of our convertible senior notes in June 2004. The increase in interest expense was primarily attributable to the variance in interest costs relating to the convertible senior notes issued during the second quarter of 2004, as compared to the interest costs relating to the LYONs during 2003. As discussed below in "Liquidity and Capital Resources", although the convertible senior notes have a 1.875% interest rate attached to them, for accounting purposes the convertible senior notes are bifurcated into debt and equity components, and a notional interest rate is applied to the portion that is allocated to debt. While the notional interest rate of 5.33% that is applied to the debt component of the convertible senior notes (as described under "Financing Activities") is lower than the notional rate of 9.2% that was applied to the LYONs, a larger component of the convertible senior notes is allocated to debt than was the case with the LYONs. As a result, for accounting purposes the interest expense associated with the convertible senior notes is higher than was the case for the LYONs.

      INCOME TAX EXPENSE

      Our income tax expense during the full year and fourth quarter of 2004 was $16.3 million and $4.9 million, respectively, (effective tax rate of 32.9% and 23.9%, respectively), as compared to an income tax expense of $6.6 million (effective tax rate of 55.2%) and $4.5 million (effective tax rate of 27.9%), respectively, for the same periods in 2003.

      The variation from our expected 24% tax rate is the result of certain items not being tax effected, including the non-taxable amounts related to the redemption of the LYONs in 2004 and, in 2004 and 2003, a portion of the foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected. In 2004, the impact of these items was partially offset by a reduction in the tax rate related to the utilization of certain losses, which previously had not been recorded. Excluding these items, our tax rate would have been our expected 24%.

      STOCK OPTION EXPENSE

      Stock option expense for the full year 2004 was $2.1 million ($892,000 allocated to Management Operations and $1.2 million allocated to Ownership and Corporate Operations), as compared to $893,000 for 2003 ($426,000 allocated
Management Operations and $467,000 allocated to Ownership and Corporate Operations).

      We have reviewed the structure of the compensation program and, in particular, the use of stock options as the principal element of long-term incentives. We intend to modify the long-term incentive component of the compensation program to significantly reduce the role of stock options and are finalizing our recommendations in respect of the structure of the plan that would replace the current stock option plan.

      NET EARNINGS AND EARNINGS PER SHARE

      Net earnings for the year ended December 31, 2004 were $33.2 million ($0.93 basic earnings per share and $0.89 diluted earnings per share), as compared to net earnings of $5.4 million ($0.15 basic and diluted earnings per share) for the year ended December 31, 2003. Net earnings for the quarter ended December 31, 2004 were $15.6 million ($0.43 basic earnings per share and $0.41 diluted earnings per share), as compared to net earnings of $11.7 million ($0.33 basic earnings per share and $0.32 diluted earnings per share) for the quarter ended December 31, 2003.

                           TWO-YEAR SUMMARY BY QUARTER

--------------------------------------------------------------------------------
(IN MILLIONS OF
DOLLARS EXCEPT
PER SHARE               FOURTH          THIRD         SECOND          FIRST
AMOUNTS)                QUARTER        QUARTER        QUARTER        QUARTER
--------------------------------------------------------------------------------
                      2004   2003    2004   2003    2004   2003    2004   2003
--------------------------------------------------------------------------------
Consolidated         $84.8  $87.9   $82.7  $72.6   $97.0 $ 80.8   $75.3  $72.4
revenues
--------------------------------------------------------------------------------
Earnings (loss) before
other operating items:
--------------------------------------------------------------------------------
  Management          22.2   20.7    26.3   18.8    30.1   20.5    22.5   19.6
  operations
--------------------------------------------------------------------------------
  Ownership           (3.8)  (2.0)   (6.4)  (9.4)   (1.7)  (5.5)   (9.7) (13.2)
  and corporate
  operations
--------------------------------------------------------------------------------
Net earnings (loss):
--------------------------------------------------------------------------------
  Total              $15.6  $11.7  $(11.1)  $4.4   $17.3  $(1.4)  $11.5  $(9.3)
--------------------------------------------------------------------------------
  Basic earnings     $0.43  $0.33  $(0.31) $0.13   $0.49 $(0.04)  $0.33 $(0.27)
  (loss) per
  share(1)
--------------------------------------------------------------------------------
  Diluted            $0.41  $0.32  $(0.31) $0.12   $0.46 $(0.04)  $0.31 $(0.27)
  earnings
  (loss) per
  share(1)
--------------------------------------------------------------------------------

1 Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.


      As discussed under "Operating Risks -- Seasonality", our management and ownership operations are seasonal in nature. In addition to the impact of seasonality on our quarter-over-quarter operating results, net earnings each quarter were impacted by the weakening US dollar against the Canadian dollar over the course of 2004 (resulting in foreign exchange gains and losses upon the translation to Canadian dollars of non-Canadian dollar-denominated net monetary assets not included in our designated self-sustaining operations) (See "Operational and Financial Review and Analysis -- Results of Operations -- Other Income/Expense, Net"). The impact of certain of these items is highlighted in the following table:

--------------------------------------------------------------------------------
(IN MILLIONS OF         FOURTH          THIRD         SECOND          FIRST
DOLLARS)                QUARTER        QUARTER        QUARTER        QUARTER
--------------------------------------------------------------------------------
                      2004   2003    2004   2003    2004   2003    2004   2003
--------------------------------------------------------------------------------
Loss on                 -      -   $(14.6)    -       -      -       -      -
redemption of
LYONs
--------------------------------------------------------------------------------
Foreign exchange
gain (loss)           $6.4   $2.5   $(4.5)  $0.3   $(3.0) $(9.2)   $4.6  $(8.3)
--------------------------------------------------------------------------------
Other(1)             $(0.2) $(2.3)  $(4.6) $(1.2)     -   $(2.9)  $(0.3) $(4.6)
--------------------------------------------------------------------------------

1 Includes legal and enforcement costs relating to Four Seasons hotels in Caracas and Seattle (2004 and 2003), loss on disposal of investments and settlement of loan receivable from Sedona (2004), recoveries on items previously provided for (2004 and 2003) and the writedown of Four Seasons Hotel Berlin (2003).

                        BALANCE SHEET REVIEW AND ANALYSIS

CORPORATE STRATEGY RELATING TO INVESTMENTS

      An important part of our overall strategy is to maintain the strength of our balance sheet. Accordingly, we intend to continue to be disciplined in the allocation of our capital. We also intend to seek to dispose of certain of our equity investments, which could contribute further cash and cash equivalents in the near-term. Our capital investment plans remain focused on allocating the majority of our capital for investment opportunities that are intended to establish new long-term management contracts in key destinations or enhance existing management arrangements. Investments in, or advances in respect of or to owners of, properties will only be made where we believe that the overall economic return to us will justify the investment or advance. In that context, we also assess the long-term value that we anticipate that the investment will contribute to our brand.

      These investments and advances must meet our financial criteria, including certain minimum return hurdles and a manageable risk profile. We consider whether the structure should be in the form of an investment or an advance, and, among other things, the relative risk and returns of the investment or advance, including interest, dividends and fee income. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. We generally structure investments to be able to have our interest diluted if additional capital is required. Depending on the nature of the investment or advance, it will be characterized on our consolidated balance sheet as "Investments in hotel partnerships and corporations", "Investment in management contracts" or "Long-term receivables".

      As part of our ongoing balance sheet evaluation, we have reviewed our significant investments and advances and have determined that no additional provision was necessary during 2004 relating to impairment of the book value of any of our investments or advances, which is discussed under "Operational and Financial Review and Analysis -- Results of Operations -- Ownership and Corporate Operations".

LONG-TERM RECEIVABLES

      Included on our balance sheet as at December 31, 2004 is $215.5 million (2003 - $197.6 million) of long-term receivables relating primarily to advances in respect of, and to owners of, properties that we manage. Significant secured and unsecured long-term receivables relate to our managed properties in London, Hampshire, Sydney, Nevis and San Francisco.

INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS

      CONSOLIDATED HOTEL OWNERSHIP INTERESTS

      We have a 100% leasehold interest in each of The Pierre in New York and Four Seasons Hotel Vancouver. Our lease was terminated and we ceased managing Four Seasons Hotel Berlin in September 2004. See "Operational and Financial Review and Analysis -- Overview -- Ownership and Corporate Operations". Our consolidated financial statements reflect the consolidation of the balance sheets of The Pierre in New York and Four Seasons Hotel Vancouver. There is no third party debt associated with these leasehold interests.

      OTHER HOTEL, RESORT AND RESIDENCE CLUB OWNERSHIP INTERESTS

      For a listing of other hotels and resorts under management in which we have equity investments, see "Four Seasons Portfolio -- Description of Hotels, Resorts and Residence Clubs". During 2004, we also funded a new equity investment in one of the hotels and resorts under construction, Four Seasons Hotel Silicon Valley at East Palo Alto (15%), and funded an additional equity investment in one property, Four Seasons Resort Jackson Hole (10%).

      In accordance with Canadian GAAP, we account for these other equity investments on a cost basis because either the percentage ownership or the structure does not give us significant influence over these investments, or the investments were acquired before May 1, 2003 with the intention that they be disposed of in the foreseeable future. Beginning January 1, 2005, we will be required to either equity account or consolidate our investments in which we have a greater than 20% ownership interest. In March 2005, we sold the majority of our 71% equity interest in Four Seasons Residence Club Scottsdale at Troon North for proceeds approximating book value. As a result of the sale, our equity interest in Four Seasons Residence Club Scottsdale at Troon North is below 20%. We continue to manage this property under a long-term management contract. We are continuing to look at other divestment opportunities, including our investment in Four Seasons Hotel Shanghai. The book value of other property ownership interests was $158.1 million as at December 31, 2004 ($157.6 million as at December 31, 2003). Based upon the current and budgeted operating cash flow of each of these properties (adjusted for expected capital spending requirements), we currently estimate that the net recoverable amount of each of these investments at least approximates our book value. This valuation determination was made subject to assumptions that are limited by, among other things, the availability of reliable comparable data, and the uncertainty of predictions concerning future events and results. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

      Each of these other equity investments individually represents less than 5% of our total assets, and none of these investments individually is material to us. We are not liable for any further obligations relating to these investments, other than any commitment discussed under "Four Seasons Portfolio -- Properties under Construction or Development" and "Liquidity and Capital Resources". For the year ended December 31, 2004, we earned fee revenues of $35.3 million ($31.1 million in 2003) from our other equity investments. In addition, we received distributions of $0.4 million ($0.2 million in 2003) from certain of our ownership interests and funded $0.4 million in 2004 ($0.2 million in 2003) as our share of cash flow distribution to, or cash flow shortfall from, certain of our ownership interests in 2004.

INVESTMENT IN MANAGEMENT CONTRACTS

      Included in our balance sheet as at December 31, 2004 is $218.2 million (2003 - $203.7 million) relating to our investment in management contracts. The largest component of these amounts relates to management contracts acquired during the Regent transaction in 1992, including the management contracts for the Four Seasons hotels in New York and Milan and Four Seasons Resort Bali at Jimbaran Bay. The most significant amounts advanced for individual management contracts include amounts advanced in the context of obtaining management contracts for Four Seasons Hotel George V Paris, Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel Hampshire, and amounts advanced in the context of improving the management contracts for Four Seasons Resort Nevis and The Ritz-Carlton Hotel Chicago.

FIXED ASSETS

      Owners of properties that we manage are contractually responsible for funding the capital requirements of the properties, including guest room and common area renovations, and for maintaining capital reserves to fund ongoing annual maintenance capital expenditures required by the management agreements. The owners annually spend an average of between 3% and 5% of hotel gross revenues on capital expenditures to maintain properties at the Four Seasons standard (other than in newly constructed or recently renovated properties where the annual amounts generally range from 1% to 2% in the initial years of operation following opening and major refurbishment). Capital expenditures are funded primarily by working capital generated from property operations and through advances from the owners. Our share of capital expenditures in 2004 and 2003 was immaterial for those hotel properties in which we have a minority equity interest or pursuant to management contract obligations.

                         LIQUIDITY AND CAPITAL RESOURCES

      As at December 31, 2004, our cash and cash equivalents were $272.5 million, as compared to $170.7 million as at December 31, 2003. Our investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

      In November 2004, we finalized a new committed bank credit facility of US$125 million ($150.5 million), which expires September 2007, and replaces a credit facility of US$100 million ($120.4 million). As at December 31, 2004, no amounts were borrowed under the credit facility. However, approximately US$10.9 million ($13.1 million) of letters of credit were issued under the facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

      Our commitments include the contractual obligations and other commitments described below in this "Liquidity and Capital Resources" section as well as those described under "Off-Balance Sheet Arrangements" and "Four Seasons Portfolio -- Properties under Construction or Development".

CONTRACTUAL OBLIGATIONS

--------------------------------------------------------------------------------
CONTRACTUAL                   PAYMENTS DUE BY PERIOD
OBLIGATIONS---------------------------------------------------------------------
(IN MILLIONS                TOTAL      LESS THAN     1 - 3     4 - 5     AFTER 5
OF DOLLARS)                              1 YEAR      YEARS     YEARS      YEARS
--------------------------------------------------------------------------------
Convertible                $303.9        $3.0       $  --       $300.9    $  --
Notes(1)
--------------------------------------------------------------------------------
Operating                    84.9        10.4        18.5        17.7      38.3
Leases(2)
--------------------------------------------------------------------------------
Other                        41.2         5.5         5.8         2.0      27.9
Long-Term
Obligations(3)
--------------------------------------------------------------------------------
Total                      $430.0       $18.9       $24.3      $320.6     $66.2
Contractual
Obligations(4)
--------------------------------------------------------------------------------

1 The amount represents the principal amount plus accrued interest at December 31, 2004 of US$252.5 million. See "Convertible Notes".

2 This amount excludes the future minimum lease payments in connection with Four Seasons Hotel London. See note 15(a) to our consolidated financial statements.

3 This amount mainly includes pension obligations, which represent estimated future benefit payments and are net of allocations to the properties, as well as other long-term obligations.

4     This  does  not  include  the  amounts  that  are   disclosed  as  capital
      commitments in the chart under "Four Seasons Portfolio -- Properties under Construction or Development".


      During 2003, we agreed to donate $20 million to the Canadian Opera Company for its new opera house, which will be named the "Four Seasons Centre for the Performing Arts". We believe that our association with this project, which is to be built to world-class standards, should, among other things, enhance the long-term value of our brand in a manner consistent with and complementary to the brand recognition associated with the properties we manage. The commitment is being funded in tranches tied to the development of the project over the next several years. As at December 31, 2004, we had funded $7 million. The remaining commitment of $13 million is included in other commitments under "Off-Balance Sheet Arrangements -- Guarantees and Commitments".

CONVERTIBLE NOTES

      During 1999, we issued LYONs for US$655.5 million principal amount at maturity (September 23, 2029) for gross proceeds of US$172.5 million. We were entitled to redeem the LYONs commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. As discussed above in "Other Income/Expense, Net", during the third quarter of 2004, we exercised this right and redeemed all of our LYONs for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23,
2004) for an aggregate payment of US$215.5 million ($275.7 million).

      During the second quarter of 2004, we issued US$250 million ($341.1 million) principal amount of convertible senior notes. We used a majority of the net proceeds from the issuance of the convertible senior notes to repay the LYONs and intend to use the remainder for general corporate purposes, including the making of investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements. These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005) and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into our Limited Voting Shares at an initial conversion rate of
13.9581 shares per US$1,000 principal amount (equal to a conversion price of approximately US$71.64 ($86.23) per Limited Voting Share), subject to adjustments in certain events, in circumstances in which (i) the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, (ii) the notes have a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, (iii) we call the notes for redemption, or (iv) specified corporate transactions or a "fundamental change" occurs. We may choose to settle conversion in our Limited Voting Shares, cash or a combination of our Limited Voting Shares and cash. Holders of the notes will have the right to require us to purchase the notes for their principal amount plus accrued and unpaid interest on July 30, 2009, July 30, 2014 and July 30, 2019 and in connection with certain events. We will pay cash for any notes so purchased on July 30, 2009. Repurchase of notes made on July 30, 2014 and July 30, 2019 may be made (at our option) in cash, our Limited Voting Shares or a combination of cash and our Limited Voting Shares. Subject to conversion rights, we will have the right to redeem the convertible senior notes for their principal amount, plus any accrued and unpaid interest, beginning August 4, 2009.

      In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211.8 million ($288.9 million), which was estimated based on the present value of a US$250 million ($341.1 million) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component of $50.4 million (representing the value of the conversion feature of the convertible senior notes). For further details, see note 10(a) to our consolidated financial statements.

      In connection with the offering of the convertible senior notes, we entered into a five-year interest rate swap with an initial notional amount of US$211.8 million ($288.9 million), pursuant to which we agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. In October 2004, we terminated the interest rate swap agreement and received proceeds of US$9 million ($11.3 million). The book value of the interest rate swap at the date of termination was approximately $2 million. The recognition of the resulting gain was deferred and is being amortized over the next 4.75 years, which would have been the remaining swap term. This will result in an effective interest rate on the notes for accounting purposes of 4.6% for 2005. Taking into account the net present value of the termination of the swap, including the $9.3 million gain, the economic interest cost associated with the convertible senior notes is less than 1%.

RETIREMENT PLAN COMMITMENTS

      We maintain an unfunded, multi-employer, non-contributory, defined benefit retirement plan on behalf of ourselves and the owners of most of our managed properties. This plan provides retirement benefits for certain of our senior executives as well as for hotel and resort general managers, based on years and level of service and annual salary. The portion of the plan applicable to the general managers is the responsibility of the owners of properties that such general managers manage.

      The accrued benefit liability of $32.8 million that is recorded on our consolidated balance sheet in "Long-term obligations" as at December 31, 2004, is net of an allocation to the properties that we manage for their share of the accrued benefit liability in respect of the general managers of those properties.

      Since it was introduced, there have been a number of changes in the environment in which the retirement plan operates that have resulted in the plan no longer serving the purposes for which it was intended as effectively as it did originally. We are in the process of refining the terms of a plan that we would expect to replace the retirement plan and afford Four Seasons, the owners of properties managed by Four Seasons and the participants in the plan enhanced transparency and reduced uncertainty.

LEASE COMMITMENTS - CONSOLIDATED HOTELS

      In addition to the obligations identified on our balance sheet as at December 31, 2004, our two consolidated hotels (The Pierre in New York and Four Seasons Hotel Vancouver) are leasehold interests subject to individual property leases.

      In September 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel. Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments had been limited to the cash flow generated by the hotel.

      The total annual lease obligations for The Pierre and Four Seasons Hotel Vancouver represented annual payments of approximately $9.2 million in 2004 and are expected to be approximately the same in 2005. These lease expenses are treated as an expense of our Ownership and Corporate Operations on our consolidated statement of operations.

CASH FROM OPERATIONS

      During the three months and year ended December 31, 2004, we generated cash of $39.7 million and $57.4 million from operations, respectively, as compared to generating cash of $21.9 million and $66 million, respectively, for the same periods in 2003.

      The increase in cash from operations of $17.8 million in the fourth quarter of 2004, as compared to the same period in 2003, resulted primarily from the proceeds received on termination of the interest rate swap of $11.3 million, a decrease in working capital of $3.3 million, an increase in current income tax received of $3.2 million and an increase in cash contributed by management operations of $1.7 million, partially offset by an increase in cash used in ownership and corporate operations of $1.7 million.

      The decrease in cash from operations of $8.6 million in 2004, as compared to 2003, resulted primarily from the cash applied to the interest accreted for accounting purposes of $33.1 million related to the redemption of the LYONs in the third quarter of 2004 and an increase in working capital of $26.3 million (primarily as a result of a larger income tax refund that was received in 2003 and an increase in the accrual related to incentive fee improvements and improved fees from residential projects), partially offset by an increase in cash contributed by management operations of $22.3 million, the proceeds received on termination of the interest rate swap of $11.3 million, a decrease in cash used in ownership and corporate operations of $9.2 million and a decrease in legal and enforcement costs paid of $8.1 million (discussed under "Operational and Financial Review and Analysis -- Results of Operations -- Other Income/Expense, Net").

FINANCING ACTIVITIES (EXCLUDING CONVERTIBLE NOTES DISCUSSED ABOVE)

      In 2004, we received proceeds of $42.8 million relating to the exercise of options by employees to purchase 1,367,054 Limited Voting Shares, as compared to option exercise proceeds of $7.7 million in 2003 relating to the purchase of 366,260 Limited Voting Shares.

      We paid $3.8 million and $3.6 million in dividends during 2004 and 2003, respectively, based on a dividend policy of $0.11 per Limited Voting Share and $0.055 per Variable Multiple Voting Share per annum, paid semi-annually in January and July. We do not expect to change our dividend policy in 2005.

INVESTING ACTIVITIES

      LONG-TERM RECEIVABLES

      In 2004 we advanced $33.0 million, in the aggregate, as long-term receivables. These included: $22.0 million relating to Four Seasons Hotel Hampshire, which opened in February 2005, $7.3 million relating to Four Seasons Resort Scottsdale at Troon North and $2.4 million relating to Four Seasons Resort Great Exuma at Emerald Bay.

      In 2004, we were repaid $11.7 million, in the aggregate, of our long-term receivables, of which the largest component is $7.7 million relating to the settlement of our loan receivable from our proposed project in Sedona.

      In 2003, we advanced $18.2 million, in the aggregate, as long-term receivables. These included: $7.3 million relating to Four Seasons Resort Costa Rica, which opened in 2004, $5.0 million relating to Four Seasons Residence Club Scottsdale at Troon North, $2.7 million relating to Four Seasons Hotel Buenos Aires and $2.3 million relating to the proposed development of a Four Seasons Residence Club in Sedona, which was abandoned in 2004.

      In 2003, we were repaid $11.8 million, in the aggregate, of our long-term receivables. The largest component of this included: $4.6 million of our loan relating to the renovation of Four Seasons Hotel Bangkok, $2.8 million of deferred incentive fees and $1.8 million of a loan that had been written off in a prior year.

      INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS

      To fund capital requirements in properties in which we have an interest (primarily in properties under construction or development), we invested $48.7 million in 2004 ($18.0 million in 2003). These 2004 investments included Four Seasons Resort Whistler (which we subsequently sold in the third quarter of 2004), Four Seasons Hotel Silicon Valley at East Palo Alto (15%), and funding of an additional equity investment in one opened property, Four Seasons Resort Jackson Hole (10%). These investments were partially offset by the sale of the majority of our 8% investment in Four Seasons Hotel Amman.

      The 2003 investments included $7.7 million related to Four Seasons Resort Costa Rica (which opened in January 2004), and $9.2 million related to Four Seasons Resort and Residence Club Jackson Hole (which opened in December 2003). In 2003, we also disposed of our equity interest in Four Seasons Olympic Hotel Seattle and our investment in preferred shares relating to Four Seasons Hotel London for total proceeds of $10.8 million. In addition, our 30.8% interest in Four Seasons Residence Club in Punta Mita was reduced to 19% during 2003 as a result of an investment in the project by a new shareholder.

      INVESTMENT IN MANAGEMENT CONTRACTS

      We invested $15.8 million, in aggregate, in management contracts in 2004 ($1.8 million in 2003), including investments with respect to Four Seasons Hotel Hampshire, Four Seasons Resort Whistler and Four Seasons Resort Costa Rica. In 2003 we invested $1.8 million which did not include significant investments in any individual management contract.

      FIXED ASSETS

      Our capital expenditures were $8.4 million for the year ended December 31, 2004 and $2.9 million in the fourth quarter of 2004, as compared to $19.3 million and $13.9 million, respectively, for the same periods in 2003. In 2004, we commenced construction on our corporate office expansion. During the fourth quarter of 2003, we purchased land in Toronto for $11.2 million relating to our corporate office expansion.

OUTSTANDING SHARE DATA

--------------------------------------------------------------------------------
DESIGNATION                                 OUTSTANDING AS AT MARCH 14, 2005
--------------------------------------------------------------------------------
Variable Multiple Voting Shares(1)                                     3,725,698
--------------------------------------------------------------------------------
Limited Voting Shares                                                 32,883,188
--------------------------------------------------------------------------------
Options to acquire  Limited Voting Shares:
--------------------------------------------------------------------------------
   Outstanding                                                         4,575,143
--------------------------------------------------------------------------------
   Exercisable                                                         2,763,161
--------------------------------------------------------------------------------
Convertible  Senior  Notes  issued                           US$250.6 million(3)
June 2004 and due 2024(2)                   (Canadian equivalent $302.3 million)
--------------------------------------------------------------------------------

1 Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

2 The terms of the convertible senior notes are more fully described under "Financing Activities".

3 This amount is equal to the issue price of the convertible senior notes issued in June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.

                              FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE FORWARD CONTRACTS

      We use derivative financial instruments in the management of our foreign currency exposures, when we believe it is appropriate. We do not use derivative financial instruments for trading or speculative purposes.

      Because a significant portion of our revenues is derived in foreign currencies (primarily US dollars) and expenditures we incur for our management operations are denominated primarily in Canadian dollars, we enter into foreign exchange forward contracts from time to time to protect ourselves in the event of a strengthening Canadian currency. We estimate future foreign currency cash flows on an ongoing basis, based on our projections of foreign currency-denominated management fees and other transactions. We enter into foreign exchange forward contracts in proportion to the magnitude and timing of these anticipated cash flows. For a description of foreign currency-related risks, see "Operating Risks -- Currency Exposure". We are also subject to credit risks related to the counterparties to our foreign exchange forward contracts.

      We enter into hedges of our foreign currency exposures on foreign currency-denominated long-term receivables and other monetary assets by entering into offsetting foreign exchange forward contracts, when we deem it appropriate. As at December 31, 2004, we did not have any contracts of this nature outstanding.

      Foreign exchange translation gains and losses on foreign exchange forward contracts used to hedge anticipated foreign currency-denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded, and the portion of the premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount on the contract that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract. Realized and unrealized gains or losses associated with contracts, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on our balance sheet and recognized in income in the period in which the associated revenue is recognized.

OTHER FINANCIAL INSTRUMENTS

      In addition to the foreign exchange forward contracts, we have the following financial instruments at December 31, 2004: cash equivalents (see "Liquidity and Capital Resources"), long-term receivables (see "Balance Sheet Review and Analysis -- Long-Term Receivables"), convertible senior notes (see "Liquidity and Capital Resources -- Convertible Notes") and short-term financial instruments, including current receivables and current accounts payable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

      The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could materially affect the estimates.

      As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values. The fair value of our 2004 and 2003 convertible notes is based on market quotes obtained from one of our financial advisors. The fair value of foreign exchange forward contracts is estimated from quotes obtained from our counterparties for the same or similar financial instruments.

      We do not have plans to sell loans receivable to third parties and we expect to realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) that is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

      The fair values of our financial instruments are as follows:

--------------------------------------------------------------------------------
(IN MILLIONS OF DOLLARS)                  ESTIMATED FAIR VALUE   CARRYING AMOUNT
--------------------------------------------------------------------------------
2004:
--------------------------------------------------------------------------------
  Convertible senior notes(1)                    $(388.0)            $(311.3)
--------------------------------------------------------------------------------
2003:
--------------------------------------------------------------------------------
  Convertible notes(1)                            (289.0)             (273.4)
--------------------------------------------------------------------------------
  Foreign exchange forward contracts                15.0                 0.6
--------------------------------------------------------------------------------

1 The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders' equity. It excludes, however, the offering expenses and underwriters' commission related to the shareholders' equity component of the notes of $1.8 million in 2004 (2003 - $6.9 million), which are recorded in shareholders' equity.

                         OFF-BALANCE SHEET ARRANGEMENTS

      In addition to the financial instruments discussed above we have various off-balance sheet arrangements, the most significant of which are discussed below.

GUARANTEES AND COMMITMENTS

      As at December 31, 2004, we have provided certain guarantees and have other commitments in connection with properties under our management. These include guarantees in respect of four projects totalling a maximum of $24 million, as well as a $361,000 guarantee of relocation costs for certain employees. We have lease commitments in respect of Four Seasons Hotel London, as well as a lease commitment in respect of Four Seasons Hotel Prague, (see notes 15(a) and 15(c), respectively, to our consolidated financial statements). In addition, we have four other commitments totalling $29.3 million, which includes our donation to the Canadian Opera Company for the "Four Seasons Centre for the Performing Arts", which is more fully described under "Contractual Obligations" above, and the remaining three other commitments are to properties under our management. We have also guaranteed certain obligations of various officers and employees in the aggregate amount of $296,000, all of which were entered into before 2002.

      To the extent we are called upon to honour any one of these commitments, we generally have either the right to be repaid from hotel operations and/or have various forms of security or recourse to the owner of the property. We do not anticipate funding any amount pursuant to these commitments during 2005, with the exception of $7.0 million for the "Four Seasons Centre for the Performing Arts", and $1.5 million relating to our other commitments. Our assessment of our potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

INDEMNITIES

      DISPOSITION INDEMNIFICATION ARRANGEMENTS

      In connection with the sale of all or a part of our interest in a property, we may agree to provide an indemnity against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for the interest being purchased. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties. In the context of two dispositions, we received indemnity agreements in our favour for our guarantee obligations that remained in place notwithstanding the disposition. We believe that the indemnification agreements in our favour should fully indemnify us for any possible payment under these existing guarantees.

      DIRECTOR AND OFFICER INDEMNIFICATION ARRANGEMENTS

      To the extent permitted by law, we indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at our request. We have purchased directors' and officers' liability insurance that may be available in respect of certain of these claims.

      OTHER INDEMNIFICATION ARRANGEMENTS

      In the ordinary course of our business, we enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities that arise in respect of tax or environmental matters).

      The terms of our indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we would incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnification arrangements. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. Our assessment of our potential liability could change in the future as a result of currently unforeseen circumstances.

                                  LOOKING AHEAD

      Our business plan objectives for 2005 continue to focus on those aspects of the business that we believe provide the greatest potential for maximizing shareholder value by, among other things, contributing to long-term cash flow and enhancing our market position and brand, including continued opening of new Four Seasons properties, maintaining and enhancing market share, maintaining room rates and increasing the RevPAR and profitability of the properties we manage.

      In addition to Four Seasons Hotel Hampshire, which opened in February 2005, we expect to open five new hotels and resorts in 2005 or the early part of 2006. The average term of the management contracts for these five properties is 53 years, and these management contracts are expected to provide us with significant long-term fee income. For a discussion of our capital commitments in connection with these projects, see "Four Seasons Portfolio -- Properties under Construction or Development".

      We believe that maintaining room rates is one of the most important factors in being well-positioned for the increase in travel demand that is expected to occur with global economic recovery. Over the past four years, we have been generally successful at increasing room rates from the levels achieved in 2000 without sacrificing occupancy. During 2005, we intend to maintain our focus on value to our guests by continuing to deliver our exceptional quality of service, while at the same time controlling costs. We also intend to focus on enhancing our premium service quality and rate premiums at each of the ten Four Seasons hotels and resorts that opened over the past 24 months and the five new Four Seasons projects that are expected to open later in 2005 or early in 2006.

      We expect that the improving economic environment should translate into continued improvement in travel demand, particularly business travel. We also expect that leisure travel demand, which overall has been more resilient in the past few years than business travel, will remain stable. On a full-year basis, we continue to expect our average daily room rates for 2005 to exceed the rates achieved in 2004. We also expect our business model to perform at or above industry levels consistent with past experience.

      If the travel trends that we experienced in 2004 continue, we expect RevPAR, on a US dollar basis, for worldwide Core Hotels in the first quarter of 2005 and the full year 2005 to increase by more than 10%, both as compared to their respective periods in 2004. We expect that this improvement will result from occupancy and pricing improvements in all geographic regions in 2005. If current trends continue, we expect the full-year gross operating margins of our worldwide Core Hotels to increase more than 200 basis points in 2005.

      A part of our business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. These investments or advances will only be made where we expect our overall economic return to justify the investment or advance. In this context, we also assess the long-term value that we anticipate that the investment or advance will contribute to our brand. During the year ended December 31, 2004, we made investments in a variety of projects, including Silicon Valley and Jackson Hole. For the quarter and year ended December 31, 2004, we funded $8.5 million and $93.6 million, respectively, in management opportunities, including amounts advanced as loans receivable, investment in hotel partnerships and investment in management contracts ($5.2 million and $42.6 million, respectively, for the same periods in 2003). In 2005, we expect to fund approximately US$90 million in respect of investments in, or advances to, various projects, including

Geneva and Damascus, plus additional funding in Buenos Aires and Exuma and the expansion of corporate office facilities. We anticipate selling two or more interests in properties during 2005, from which we expect to receive total aggregate proceeds of approximately US$20 million. To this end, we sold the majority of our 71% equity interest in Four Seasons Residence Club Scottsdale at Troon North for proceeds approximating book value in March 2005.

                             FOUR SEASONS PORTFOLIO

DESCRIPTION OF HOTELS, RESORTS AND RESIDENCE CLUBS

      The following table provides an overview of the properties that we currently manage:

--------------------------------------------------------------------------------
                                                    APPROXIMATE    APPROXIMATE
                                                     NUMBER OF       EQUITY
                                                    ROOMS/UNITS     INTEREST(1)
--------------------------------------------------------------------------------
UNITED STATES
--------------------------------------------------------------------------------
Four Seasons Hotel Atlanta, GEORGIA                     244            --
--------------------------------------------------------------------------------
Four Seasons Hotel Austin, TEXAS                        291            --
--------------------------------------------------------------------------------
Four Seasons Resort Aviara, CALIFORNIA                  329           7.3%(2)
--------------------------------------------------------------------------------
Four Seasons Residence Club Aviara, CALIFORNIA          120           7.3%(2)
--------------------------------------------------------------------------------
The Regent Beverly Wilshire (Beverly Hills),            395            --
CALIFORNIA
--------------------------------------------------------------------------------
Four Seasons Biltmore Resort (Santa Barbara),           213            --
CALIFORNIA
--------------------------------------------------------------------------------
Four Seasons Hotel Boston, MASSACHUSETTS(3)             272            --
--------------------------------------------------------------------------------
Four Seasons Hotel Chicago, ILLINOIS                    343            --
--------------------------------------------------------------------------------
The Ritz-Carlton Hotel Chicago, ILLINOIS                435            --
--------------------------------------------------------------------------------
Four Seasons Hotel Houston, TEXAS(3)                    404            --
--------------------------------------------------------------------------------
Four Seasons Resort Hualalai at                         243            --
Historic Ka'upulehu, HAWAII
--------------------------------------------------------------------------------
Four Seasons Resort Jackson Hole,                       146            10%(2),
WYOMING(3)                                                             (5)
--------------------------------------------------------------------------------
Four Seasons Residence Club Jackson Hole,                16(4)         10%(2)
WYOMING
--------------------------------------------------------------------------------
Four Seasons Resort and Club Dallas                     357            --
at Las Colinas, TEXAS
--------------------------------------------------------------------------------
Four Seasons Hotel Las Vegas, NEVADA                    424            --
--------------------------------------------------------------------------------
Four Seasons Hotel Los Angeles, CALIFORNIA              285            --(5)
--------------------------------------------------------------------------------
Four Seasons Resort Maui at Wailea, HAWAII              377            --
--------------------------------------------------------------------------------
Four Seasons Hotel Miami, FLORIDA                       221           4.7%(2)
--------------------------------------------------------------------------------
Four Seasons Hotel Newport Beach, CALIFORNIA            295            --
--------------------------------------------------------------------------------
Four Seasons Hotel New York, NEW YORK                   362            --
--------------------------------------------------------------------------------
Four Seasons Resort Palm Beach, FLORIDA                 210            --
--------------------------------------------------------------------------------
Four Seasons Hotel Philadelphia,                        364            --
PENNSYLVANIA
--------------------------------------------------------------------------------
The Pierre in New York, NEW YORK                        201(6)        100%(7)
--------------------------------------------------------------------------------
Four Seasons Hotel San Francisco,                       277            --
CALIFORNIA(3)
--------------------------------------------------------------------------------
Four Seasons Resort Scottsdale at Troon North,          210           3.9%(2),
ARIZONA                                                               (5),(8)
--------------------------------------------------------------------------------
Four Seasons Residence Club                              44          14.2%(2),
Scottsdale at Troon North, ARIZONA                                     (5)
--------------------------------------------------------------------------------
Four Seasons Hotel Washington,                          211            --
DISTRICT OF COLUMBIA
--------------------------------------------------------------------------------
OTHER AMERICAS/CARIBBEAN
--------------------------------------------------------------------------------
Four Seasons Hotel Buenos Aires,                        165            --
ARGENTINA
--------------------------------------------------------------------------------
Four Seasons Resort Carmelo, URUGUAY                     44            --
--------------------------------------------------------------------------------
Four Seasons Resort Costa Rica at                       165          11.4%(7)
Peninsula Papagayo, COSTA RICA(3)
--------------------------------------------------------------------------------
Four Seasons Resort Great Exuma at                      183            --
Emerald Bay, THE BAHAMAS(3)
--------------------------------------------------------------------------------
Four Seasons Hotel Mexico City, MEXICO                  240            --
--------------------------------------------------------------------------------
Four Seasons Resort Nevis, WEST INDIES(3)               196            --
--------------------------------------------------------------------------------
Four Seasons Resort Punta Mita, MEXICO(3)               140            --
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    APPROXIMATE    APPROXIMATE
                                                     NUMBER OF       EQUITY
                                                    ROOMS/UNITS     INTEREST(1)
--------------------------------------------------------------------------------
Four Seasons Hotel Toronto, ONTARIO, CANADA             380            --
--------------------------------------------------------------------------------
Four Seasons Hotel Vancouver, BRITISH                   376           100%(7)
COLUMBIA, CANADA
--------------------------------------------------------------------------------
Four Seasons Resort Whistler, BRITISH                   273            --(5)
COLUMBIA, CANADA
--------------------------------------------------------------------------------
ASIA/PACIFIC
--------------------------------------------------------------------------------
Four Seasons Resort Bali at Jimbaran                    147             --
Bay, INDONESIA
--------------------------------------------------------------------------------
Four Seasons Resort Bali at Sayan,                       60             --
INDONESIA(3)
--------------------------------------------------------------------------------
Four Seasons Hotel Bangkok, THAILAND                    340             --
--------------------------------------------------------------------------------
Four Seasons Resort Chiang Mai,  THAILAND                80             --
--------------------------------------------------------------------------------
Four Seasons Hotel Jakarta, INDONESIA(3)                365              2%(2),
                                                                         (10)
--------------------------------------------------------------------------------
The Regent Kuala Lumpur, MALAYSIA                       468             --
--------------------------------------------------------------------------------
Four Seasons Resort Maldives at Kuda Hurra,             106             --
MALDIVES
--------------------------------------------------------------------------------
Four Seasons Hotel Shanghai, PEOPLE'S                   439           21.2%(2),
REPUBLIC OF CHINA                                                     (5),(9)
--------------------------------------------------------------------------------
Four Seasons Hotel Singapore, SINGAPORE                 254             --
--------------------------------------------------------------------------------
The Regent Singapore, SINGAPORE                         441             --
--------------------------------------------------------------------------------
Four Seasons Hotel Sydney, AUSTRALIA                    531           15.2%(7)
--------------------------------------------------------------------------------
Grand Formosa Regent Taipei, TAIWAN                     538             --
--------------------------------------------------------------------------------
Four Seasons Hotel Tokyo at Chinzan-so,                 283             --
JAPAN
--------------------------------------------------------------------------------
Four Seasons Hotel Tokyo at                              57             --
Marunouchi, JAPAN
--------------------------------------------------------------------------------
MIDDLE EAST
--------------------------------------------------------------------------------
Four Seasons Hotel Amman, JORDAN                        193            1.6%(2)
--------------------------------------------------------------------------------
Four Seasons Hotel Cairo at The First                   269             --
Residence, EGYPT(3)
--------------------------------------------------------------------------------
Four Seasons Hotel Cairo at Nile Plaza,                 365            7.8%(2)
EGYPT(3)
--------------------------------------------------------------------------------
Four Seasons Hotel Riyadh, SAUDI ARABIA                 249             --
--------------------------------------------------------------------------------
Four Seasons Resort Sharm el Sheikh,                    136             --
EGYPT(3)
--------------------------------------------------------------------------------
EUROPE
--------------------------------------------------------------------------------
Four Seasons Hotel Gresham Palace                       179           18.3%(2)
Budapest, HUNGARY
--------------------------------------------------------------------------------
Four Seasons Hotel Dublin, IRELAND                      259             --
--------------------------------------------------------------------------------
Four Seasons Hotel Hampshire, ENGLAND                   133             --(5)
--------------------------------------------------------------------------------
Four Seasons Hotel Istanbul, TURKEY                      65             --(11)
--------------------------------------------------------------------------------
Four Seasons Hotel The Ritz Lisbon, PORTUGAL            282             --
--------------------------------------------------------------------------------
Four Seasons Hotel Canary Wharf, ENGLAND                142             --(12)
--------------------------------------------------------------------------------
Four Seasons Hotel London, ENGLAND                      220           12.5%(5),
                                                                      (7),(13)
--------------------------------------------------------------------------------
Four Seasons Hotel Milan, ITALY                         118             --
--------------------------------------------------------------------------------
Four Seasons Hotel George V Paris,                      245             --
FRANCE
--------------------------------------------------------------------------------
Four Seasons Hotel Prague, CZECH REPUBLIC               161             --(5)
--------------------------------------------------------------------------------
Four Seasons Resort Provence at Terre                   115             --
Blanche, FRANCE(3)

------------------------------------------------------------

1 In the ordinary course, we make investments in, or advances in respect of or to owners of, properties to obtain new management agreements or to enhance existing management agreements where we believe the overall economic return to us will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of our investments in, or advances made in respect of or to owners of properties, and other commitments in respect of existing properties, including the equity investments listed in this chart, see "Balance Sheet Review and Analysis" and "Liquidity and Capital Resources".

2    Freehold interest.

3 This project includes, or is expected to include, a Four Seasons Residence Club or a Four Seasons branded residential component.

4 Four Seasons Residence Club Jackson Hole, Wyoming may have up to 40 units at full build out.

5 In addition to providing management services to this property, we have a guarantee or other commitment in respect of this property. See "Off-Balance Sheet Arrangements -- Guarantees and Commitments".

6 Includes approximately 30 cooperative suites leased from individual owners and operated as hotel rooms.

7    Leasehold interest.

8 We have a preferred profits interest derived from previously existing subordinated loans to the resort of approximately US$17.4 million in aggregate plus a loan in the amount of US$6.0 million to an entity that owns approximately 85% of the entity that owns the hotel.

9 We anticipate that we will reduce our equity interest through a sale to a third party.

10 The Regent Jakarta was re-branded as Four Seasons Hotel Jakarta effective July 14, 2004.

11 Subject to satisfaction of certain conditions, we may acquire an 18% leasehold interest in conjunction with a proposed expansion and renovation of Four Seasons Hotel Istanbul.

12 We have made a loan of (pound)3 million to the owner of the Four Seasons Hotel Canary Wharf, which is convertible into an equity interest in the hotel on the occurrence of certain events.

13 Four Seasons Hotels Limited ("FSHL") is the tenant of the land and premises constituting Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf we manage the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease. Indirectly, we now hold a 12.5% ownership interest in the sub-tenant.

PROPERTIES UNDER CONSTRUCTION OR DEVELOPMENT

      We currently have 26 properties under construction or development that are to be operated under the Four Seasons name. We expect nine of those properties to include a Residence Club or other residential branded component. The following table provides an overview of these properties:

--------------------------------------------------------------------------------
                                                          TOTAL        CAPITAL
                                                         CAPITAL     COMMITMENT
                                                       COMMITMENT     NOT YET
                                                          AS AT      FUNDED AS
                                                        MARCH 14,   AT MARCH 14,
                                         APPROXIMATE      2005          2005
HOTEL/RESORT/RESIDENCE CLUB               NUMBER OF       (IN           (IN
AND LOCATION(1),(2)                      ROOMS/UNITS    MILLIONS)     MILLIONS)
--------------------------------------------------------------------------------
SCHEDULED 2005/2006 OPENINGS
--------------------------------------------------------------------------------
Four Seasons Hotel Alexandria,             125             --            --
EGYPT(3)
--------------------------------------------------------------------------------
Four Seasons Hotel Damascus,               305           US$5            --
SYRIA
--------------------------------------------------------------------------------
Four Seasons Hotel Doha, QATAR(3)          230           US$4(4)       US$4
--------------------------------------------------------------------------------
Four Seasons Hotel Florence, ITALY         120       (euro)10(4)   (euro)10
--------------------------------------------------------------------------------
Four Seasons Hotel Geneva,                 100          US$19       US$15.4
SWITZERLAND
--------------------------------------------------------------------------------
Four Seasons Hotel Hong Kong,              395             --            --
PEOPLE'S REPUBLIC OF CHINA(3)
--------------------------------------------------------------------------------
Four Seasons Resort Lanai at               100             --            --
Koele, HAWAII, USA
--------------------------------------------------------------------------------
Four Seasons Resort Lanai at               250             --            --
Manele Bay, HAWAII, USA
--------------------------------------------------------------------------------
Four Seasons Resort Langkawi,               90             --            --
MALAYSIA
--------------------------------------------------------------------------------
Four Seasons  Resort  Maldives at          115           US$4          US$4
Landaa Giraavaru, MALDIVES
--------------------------------------------------------------------------------
Four Seasons Hotel Mumbai, INDIA           235             --            --
--------------------------------------------------------------------------------
Four Seasons Residence Club                 35        US$36.8       US$35.7
Punta Mita, MEXICO(5)
--------------------------------------------------------------------------------
Four Seasons Hotel Silicon                 200         US$6.7        US$0.8
Valley at East Palo Alto,
CALIFORNIA, USA
--------------------------------------------------------------------------------
Four Seasons Private Residences             35             --            --
Whistler, BRITISH COLUMBIA,
CANADA(6)
--------------------------------------------------------------------------------
BEYOND 2006
--------------------------------------------------------------------------------
Four Seasons Hotel Baltimore,              200           US$5          US$5
MARYLAND, USA(3)
--------------------------------------------------------------------------------
Four Seasons Hotel Beijing,                325           US$1          US$1
PEOPLE'S REPUBLIC OF CHINA
--------------------------------------------------------------------------------
Four Seasons Hotel Beirut,                 235           US$5          US$5
LEBANON
--------------------------------------------------------------------------------
Four Seasons Resort Bora Bora,             105         US$6.5(4)     US$6.5
FRENCH POLYNESIA
--------------------------------------------------------------------------------
Four Seasons Hotel Dubai, UNITED           250             --            --
ARAB EMIRATES(3)
--------------------------------------------------------------------------------
Four Seasons Hotel Istanbul at             170          US$12(7)    US$10.5
the Bosphorus, TURKEY
--------------------------------------------------------------------------------
Four Seasons Hotel Kuwait City,            225             --            --
KUWAIT
--------------------------------------------------------------------------------
Four Seasons Hotel Moscow,                 210          US$10         US$10
RUSSIA(3)
--------------------------------------------------------------------------------
Four Seasons Hotel Moscow                   80           US$5          US$5
Kamenny Island, RUSSIA(3)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                          TOTAL        CAPITAL
                                                         CAPITAL     COMMITMENT
                                                       COMMITMENT     NOT YET
                                                          AS AT      FUNDED AS
                                                        MARCH 14,   AT MARCH 14,
                                         APPROXIMATE      2005          2005
HOTEL/RESORT/RESIDENCE CLUB               NUMBER OF       (IN           (IN
AND LOCATION(1),(2)                      ROOMS/UNITS    MILLIONS)     MILLIONS)
--------------------------------------------------------------------------------
Four Seasons Resort Puerto Rico,             250          US$10         US$10
PUERTO RICO(3)
--------------------------------------------------------------------------------
Four Seasons Hotel Seattle,                  150           US$5          US$5
WASHINGTON, USA(3)
--------------------------------------------------------------------------------
Four Seasons Resort Vail,                    120           US$6          US$6
COLORADO, USA
--------------------------------------------------------------------------------

1 Information concerning hotels, resorts and Residence Clubs or other residential branded components under construction or under development is based upon agreements and letters of intent and may change prior to the completion of the project. We have estimated the dates of scheduled openings based upon information provided by the various developers. There can be no assurance that the dates of scheduled openings will be achieved, that estimated capital commitments will not change or that these projects will be completed. In particular, where a property is scheduled to open near the end of a year there is a greater possibility that the year of opening could be changed.

2 We have made an investment in Orlando, Florida, which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

3 We expect this project to include a Four Seasons Residence Club and/or a Four Seasons branded residential component.

4 All or a portion of the capital commitment is to be provided by way of an operating deficit loan that may or may not be required to be funded. In the case of Four Seasons Hotel Doha, Four Seasons Hotel Florence and Four Seasons Resort Bora Bora, we do not expect the operating deficit loans that we are to provide to exceed US $4 million, (euro)10 million and US$4 million, respectively, if they are funded.

5 Four Seasons Residence Club Punta Mita remains under development adjacent to Four Seasons Resort Punta Mita.

6 Four Seasons Private Residences Whistler are under development adjacent to Four Seasons Resort Whistler.

7 This capital commitment relates to our purchase of an equity interest in Four Seasons Hotel Istanbul at the Bosphorus as well as the existing Four Seasons Hotel Istanbul.

                                THREE-YEAR REVIEW

--------------------------------------------------------------------------------
(IN MILLIONS OF DOLLARS EXCEPT                   2004        2003        2002(1)
PER SHARE AMOUNTS)
--------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
--------------------------------------------------------------------------------
Consolidated revenues(2),(3)                   $339.8      $313.6      $339.1
--------------------------------------------------------------------------------
Management operations:
--------------------------------------------------------------------------------
   Revenues (excluding reimbursed              $145.8      $120.5      $118.7
   costs(3))
--------------------------------------------------------------------------------
   Management earnings before                   101.0        79.5        82.0
   other operating items
--------------------------------------------------------------------------------
Ownership and corporate
operations:
--------------------------------------------------------------------------------
   Revenues                                     126.7       123.2       141.3
--------------------------------------------------------------------------------
   Distribution from hotel                        0.4         0.2         1.3
   investments
--------------------------------------------------------------------------------
   Ownership and corporate loss                 (21.6)      (30.1)      (19.6)
   before other operating items
--------------------------------------------------------------------------------
Earnings before other operating                  79.4        49.5        62.4
items(4)
--------------------------------------------------------------------------------
Depreciation and amortization                   (15.3)      (15.0)      (14.8)
--------------------------------------------------------------------------------
Other expense, net(5)                           (16.1)      (25.8)      (22.9)
--------------------------------------------------------------------------------
Earnings from operations(6)                      48.0         8.7        24.7
--------------------------------------------------------------------------------
Interest income, net                              1.5         3.4         3.2
--------------------------------------------------------------------------------
Earnings before income taxes(7)                  49.5        12.0        27.9
--------------------------------------------------------------------------------
Income tax expense                              (16.3)       (6.6)       (6.7)
--------------------------------------------------------------------------------
Net earnings                                    $33.2        $5.4       $21.2
--------------------------------------------------------------------------------
Earnings per share:
--------------------------------------------------------------------------------
   Basic                                        $0.93       $0.15       $0.61
--------------------------------------------------------------------------------
   Diluted                                      $0.89       $0.15       $0.59
--------------------------------------------------------------------------------
Weighted average number of shares
(millions):
--------------------------------------------------------------------------------
   Limited Voting Shares                         31.8        31.1        31.1
--------------------------------------------------------------------------------
   Variable Multiple Voting Shares                3.8         3.9         4.0
--------------------------------------------------------------------------------
CASH FLOW DATA:
--------------------------------------------------------------------------------
Cash provided by operations                     $57.4       $66.0       $41.8
--------------------------------------------------------------------------------
Cash provided by (used in)                      125.7         3.9       (13.3)
financing
--------------------------------------------------------------------------------
Cash used in capital investments                (54.9)      (40.1)      (74.3)
--------------------------------------------------------------------------------
BALANCE SHEET DATA:
--------------------------------------------------------------------------------
Cash and cash equivalents                      $272.5      $170.7      $165.0
--------------------------------------------------------------------------------
Total assets                                  1,085.8       946.7       991.4
--------------------------------------------------------------------------------
Long-term obligations                           309.1       120.1       129.1
--------------------------------------------------------------------------------
Shareholders' equity                            704.0       765.5       801.2
--------------------------------------------------------------------------------
OTHER DATA:
--------------------------------------------------------------------------------
Total revenues of all managed                $2,912.0    $2,600.4    $2,845.4
hotels and resorts(8)
--------------------------------------------------------------------------------
Management operating margin(9)                   69.3%       66.0%       69.0%
--------------------------------------------------------------------------------
Management earnings before other                127.2%      160.8%      131.4%
operating items as a percentage
of earnings before other
operating items
--------------------------------------------------------------------------------
Market price per share at                      $98.11      $66.33      $44.40
year-end
--------------------------------------------------------------------------------
Cash dividends declared per share:
--------------------------------------------------------------------------------
   Limited Voting Shares                       $ 0.11       $0.11       $0.11
--------------------------------------------------------------------------------
   Variable Multiple Voting Shares             $0.055      $0.055      $0.055
--------------------------------------------------------------------------------
Shares outstanding (millions):
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(IN MILLIONS OF DOLLARS EXCEPT                   2004        2003        2002(1)
PER SHARE AMOUNTS)
--------------------------------------------------------------------------------
   Limited Voting Shares                         32.9        31.4        30.9
--------------------------------------------------------------------------------
   Variable Multiple Voting Shares                3.7         3.8         4.0
--------------------------------------------------------------------------------
Market capitalization at year-end            $3,591.7    $2,337.6    $1,548.5
--------------------------------------------------------------------------------
Employees(10)                                  31,300      28,640      27,720
--------------------------------------------------------------------------------

1 In December 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we have prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $0.9 million and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003.

2     Consolidated   revenues  are   comprised  of  revenues   from   management
      operations,   revenues  from   ownership  and  corporate   operations  and
      distributions from hotel investments, less fees from ownership and corporate operations to management operations.

3 As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a "net" amount. The change in the accounting treatment of reimbursed costs resulted in an increase in consolidated revenues for the year ended December 31, 2004 of $41.3 million (2003 - $45.2 million; 2002 - $54.5 million), but did not have an impact on net earnings.

4 Earnings before other operating items is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. Earnings before other operating items is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our earnings before other operating items may also not be comparable to earnings before other operating items used by other companies, which may be calculated differently. We consider earnings before other operating items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Earnings before other operating items is also used by investors, analysts and our lenders as a measure of our financial performance.

5 Other expense, net is comprised of foreign exchange gain/loss, gain/loss on sale of investments, recovery of/provision for loss, legal and enforcement costs and loss on redemption of LYONs.

6 Earnings from operations represent earnings before other operating items less (i) depreciation and amortization plus (ii) other income less (iii) other expense.

7 Earnings before income taxes represent earnings from operations plus (i) interest income less (ii) interest expense.

8 Total revenues of all managed hotels and resorts consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage.

9 Management operating margin represents management earnings before other operating items, as a percentage of management revenues, excluding reimbursed costs.

10 We directly employ, and are financially responsible for, approximately 500 people at our various corporate offices, worldwide sales offices and central reservations offices. In addition, there are approximately 30,800 employees located at the 63 hotels and resorts and three Residence Clubs that we manage. All costs relating to these property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property.

                                 OPERATING RISKS

      Our business is subject to many risks and uncertainties, including those discussed below.

GEOPOLITICAL, ECONOMIC AND LODGING INDUSTRY CONDITIONS

      We focus exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things:

      o    changes  in  general,  local  and  industry-specific   economic  and
           financial conditions, such as the airline industry,

      o    periodic overbuilding in the industry or a specific market,

      o varying levels of demand for rooms and related services (including food and beverage and function space),

      o    competition from other properties,

      o    changes in travel patterns,

      o the recurring need for renovation, refurbishment and improvement of hotel and resort properties,

      o changes in wages, benefits, prices, construction and maintenance, insurance and operating costs that may result from inflation or otherwise,

      o    government regulations,

      o    changes in taxes and interest rates,

      o    currency fluctuations,

      o the availability and cost of financing for operating or capital requirements,

      o    natural disasters,

      o    extreme weather conditions,

      o    labour disputes,

      o    infectious diseases, and

      o war, civil unrest, terrorism, international conflict and political instability.

      We operate and own luxury hotels, resorts and other serviced and branded residential projects in many areas of the world and our revenues are dependent upon the results of the individual properties. The conditions listed above can have, and have from time to time had, a significant adverse impact upon individual properties or particular regions. A period of economic recession or downturn in any of the world's primary outbound travel markets could materially and adversely affect, and have from time to time materially and adversely affected, our business, results of operations and financial condition, including fee revenue and ownership earnings. An economic downturn generally affects ownership results to a significantly greater degree than management results due to the high fixed costs associated with hotel ownership.

COMPETITION

      The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from other luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is primarily based on, among other things, brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that we manage are located.

      We compete for management opportunities with other hotel operators. We believe that our ability to obtain management agreements is based primarily on the value and quality of our management services, brand name recognition and the economic advantages to the hotel owner of retaining our management services and using our brand name. We also believe that an owner's assessment of the economic advantages of retaining our management services and using our brand name is, in part, a function of the success of the hotels and resorts currently under management by us. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Our failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect our business, results of operations and financial condition.

DEPENDENCE ON MANAGEMENT AGREEMENTS

      Management agreements expire in the ordinary course, and may in certain circumstances be renegotiated and be subject to termination upon the occurrence of specified events. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect our business, results of operations and financial condition. We manage hotels and resorts for various owners subject to the terms of each property's management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements unless, in most cases, such default or unremedied failure was caused by typical force majeure events. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of their respective terms. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement, including a performance test, could result in the loss or cancellation of a management agreement. Typically, but not in all cases, we have certain rights to cure a default to avoid termination. Substantially all of the management agreements include typical force majeure events, which, if they were to occur would prevent the termination of the management agreements. Some management agreements also can be terminated subject to a payment to us if the property is sold by the owner to a new owner who does not wish to retain the existing agreement.

      In the event of bankruptcy involving a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. We generally have non-disturbance agreements with the lenders to owners of hotels and resorts that we manage. Where no non-disturbance agreement is in place or where it is not enforceable under applicable bankruptcy laws, the risk of loss of a management agreement increases where debt that cannot be serviced adequately is incurred by the owner at the property level. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, we would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

      Management agreements for hotels and resorts we manage currently have remaining terms (including extension periods at our election) averaging approximately 52 years. Renewal of management agreements at the end of their term is the subject of negotiation between us and the relevant owners. There can be no assurance that any particular management agreement or agreements will be renewed or with respect to the terms and conditions of any renewal.

DEPENDENCE ON PROPERTY OWNERS

      As a result of our strategic decision to focus on management as opposed to ownership of hotel and resort properties, our growth opportunities are dependent in part on our ability to establish and maintain satisfactory relationships and enhance those relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2004, no owner had interests in any combination of hotels, resorts and serviced and branded residential properties managed by Four Seasons that represented in excess of 10% of our total consolidated revenues. A failure by us to maintain satisfactory relationships with any owner or owners of a significant number of properties could have a material adverse effect on our business, results of operations and financial condition.

RISK ASSOCIATED WITH EXPANSION, GROWTH AND NEW CONSTRUCTION

      An element of our business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by us.

      From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. There can be no assurance that we will be able to obtain financing for projects or that the terms on which such financing can be obtained will be acceptable to us. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.

      Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon, among other things, receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of our business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

INVESTMENTS IN AND ADVANCES TO MANAGED AND OWNED PROPERTIES

      We have made investments in, and/or advances in respect of or to owners of, several of the hotels and resorts that we manage, to enable us to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, we hold an ownership or leasehold interest in, or have made advances in respect of, 30 of the 64 hotels and resorts that we manage, including a 100% leasehold interest in each of Four Seasons Hotel Vancouver and The Pierre in New York. We also have made, or expect to make in the near term, investments in, or advances in respect of or to owners of, 17 of the 26 properties under construction or development. In addition, we have an investment in three Four Seasons Residence Club properties. The book value of total investments and advances as at December 31, 2004 was approximately $564 million.

      In addition to the risks associated with the operation of a hotel, we are subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, the financial stability of the property owner, liability for long-term lease obligations, the availability and costs of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and our ability to dispose of our ownership interests, particularly our leasehold interests, in response to changes in economic or other conditions may be limited. Further, advances to owners of properties are typically subordinated and, in any event, may be subject to loss in the event of insolvency of the owner to which an advance was made. Any of these factors could result in material operating losses by us or a particular hotel or resort and possibly the whole or partial loss of our equity investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and incurring our proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, refurbishments, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including us in some cases.

DEBT RATING RISKS

      Our corporate rating is currently investment grade (BBB-) as rated by Standard & Poor's. Our senior unsecured debt is currently rated by three debt rating agencies (Standard & Poor's: BBB- with stable outlook; Moody's: Baa3 with stable outlook; Dominion Bond Rating Services: BBB- with stable outlook). As a result of current global economic and political events, it is possible that the rating agencies may downgrade the rating and/or outlook for many of the lodging companies, which would result in an increase in our borrowing costs. In addition, pricing of any amounts drawn under our syndicated bank credit facilities (which are undrawn but under which US$10.9 million ($13.1 million) of letters of credit were issued at December 31, 2004) includes a spread to LIBOR ranging between 0.875% and 2.25%, depending upon the ratings from Standard & Poor's and Moody's and certain financial ratios.

GOVERNMENT REGULATION

      We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which we manage hotels and resorts. Owners and managers of hotels and resorts also may be subject to laws governing the relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with these laws can affect the revenues and profits of hotels and resorts managed by us or could materially and adversely affect our business, results of operations and financial condition.

      Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for investigation and clean-up of contamination and other corrective or remedial action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response and whether the party is currently or formerly the owner or manager of the property. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to use the property for its intended purpose, to sell or rent the property, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. In connection with the operation and ownership of various properties, we could be held liable for the cost of remedial action with respect to environmental matters. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently manage or previously managed.

      Pursuant to the management agreements to which we are a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, as the manager, we may be contingently liable for certain liabilities in respect of which we do not maintain insurance, including certain workers' compensation claims, environmental liabilities and, in respect of hotels in the United States, claims arising under the AMERICANS WITH DISABILITIES ACT.

      We generally obtain indemnities from the owners of the hotels that we manage in respect of these liabilities. The value of those indemnities is dependent upon, among other things, the financial condition of the owners who have provided them.

POLITICAL RISK

      We currently manage and/or have an equity interest in hotels and resorts in 28 countries and currently have development plans to open hotels and resorts in nine additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that we may have difficulty enforcing our contractual rights relating to our assets including our non-disturbance agreements and any security relating to our loan receivables if due process of law is not respected.

INSURANCE

      All hotels and resorts managed by us are required to be insured against property damage, business interruption and liability at the expense of the owner of the property. Under these policies we are also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that we manage. In addition, we obtain indemnities from the owners of the hotels and resorts that we manage in respect to damages caused by acts, omissions and liabilities of the employees of the property or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage or if the indemnities were insufficient for any reason, including as a result of the owner's or indemnitor's financial condition, our business, results of operations and financial condition could be materially and adversely affected.

Events of September 11, 2001 severely affected an already tightening insurance market. Premiums have increased and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties generally continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mould are now common exclusions.

LEGAL PROCEEDINGS

      In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents taking place at properties we own or manage. We maintain comprehensive liability insurance and also require owners to maintain adequate insurance coverage. We believe such coverage to be of a nature and amount sufficient to ensure that we are adequately protected from suffering material financial loss as a result of such claims.

CURRENCY EXPOSURE

      We have entered into management agreements with respect to hotels throughout the world and record sales and liabilities in the local currencies for many of these hotels. We report our results in Canadian dollars. However, our most relevant currency risk is in US dollars, as more than half of our revenues and assets currently are US dollar-denominated, as are the majority of our long-term obligations and investment commitments. As a result, our results and financial position are affected by foreign exchange rate fluctuations and, most significantly, changes in the value of the US dollar through both translation risk (which is the risk that financial statements for a particular period or as of a certain date depend on the prevailing exchange rate of the various currencies against the US dollar) and transaction risk (which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may materially and adversely affect our business, results of operations and financial condition). With respect to the translation risk, the fluctuations of currencies against the Canadian dollar can be substantial, and our reported results could fluctuate materially and have fluctuated materially as a result of foreign exchange fluctuations.

      We endeavour to match foreign currency revenues to costs, liabilities and investment commitments to provide a natural hedge against translation and transaction risks, although there can be no assurance that these measures will be effective in the management of those risks. We also endeavour to manage our currency exposure through, among other things, the use of foreign exchange forward contracts. In addition, certain currencies are subject to exchange controls or are not freely tradeable and as a result are relatively illiquid. We attempt to minimize our foreign currency risk by monitoring our cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which we manage a property. In certain hotels, the foreign currency risks are further mitigated by pricing room rates in US dollars. However, no assurances can be given as to whether our strategies relating to currency exposure will be successful or that foreign exchange fluctuations will not materially adversely affect our business, results of operations and financial condition.

SEASONALITY

      Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year.

      Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. In 2002, this normal seasonality was also affected by the delayed recovery in the global economy, and ongoing geopolitical concerns, which have continued to negatively affect business travel on a global basis. In addition, specific local events can cause, and from time to time have caused, unanticipated disruptions to the operations of certain of our properties.

      Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically, the fourth quarter is the strongest quarter for the majority of the hotels, although this was not true in 2001, as a result of the terrorist attacks in the United States, nor in 2002, as a result of the difficult economic environment and continued geopolitical instability.

INTELLECTUAL PROPERTY

      In the highly competitive service industry in which we operate, trade names, trademarks, service marks and logos are very important in the sales and marketing of those services. We have a significant number of trade names, trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of our trade names, trademarks, service marks and logos. The loss or infringement of any of our trade names, trademarks, service marks and logos could have a material and adverse effect on our business, results of operations and financial condition.

RISKS ASSOCIATED WITH RESIDENCE CLUB BUSINESS

      We currently operate three Residence Clubs. We are expanding our presence in the luxury segment of the interval and fractional ownership industry, with a number of other projects under development. Our ability to successfully develop and sell interests in Residence Clubs that are built, and the various fees earned by us from each Residence Club project, could be materially and adversely affected by one or any combination of the factors described in this "Operating Risks" section. Additionally, the laws of many jurisdictions in which we may sell interests in our Residence Clubs grant purchasers the right to rescind the purchase contract at any time within a statutory rescission period. Although we believe that we are in compliance in all material respects with applicable laws and regulations to which Residence Club marketing, sales and operations currently are subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could materially and adversely affect our business, results of operations and financial condition. Additionally, if a purchaser of an ownership interest in a Residence Club defaults, we may not recover the marketing, selling and general administrative costs related to that sale.

DEPENDENCE ON KEY EMPLOYEES

      Our success depends in part on the continued service of our senior executives, who have an average of 22 years of experience with us. In particular, our senior management is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by us. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by us.

                  CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The significant accounting policies used by us in preparing our consolidated financial statements are described in note 1 to our consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those financial statements. Our consolidated financial statements are prepared in accordance with Canadian GAAP. We also prepare a reconciliation to United States generally accepted accounting principles, which is included as note 18 to the consolidated financial statements.

      Although all of the policies identified in note 1 to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of measurement uncertainties involved in their application.

      INVESTMENTS IN OTHER HOTEL PARTNERSHIPS AND CORPORATIONS (note 1(f) to the consolidated financial statements) are cost accounted when, among other things, we own less than a 20% interest in the project, we have no significant influence or the investment was acquired prior to May 1, 2003 with the intention that it be disposed of in the foreseeable future. Beginning January 1, 2005, we will be required to either equity account or consolidate our investments with greater than 20% ownership interest. See "Four Seasons Portfolio -- Description of Hotels, Resorts and Residence Clubs" for our pro-rata share of these ownership interests.

      DEFERRED CHARGES are costs incurred during the negotiation, structuring and execution of new contracts relating to projects that, in management's judgment, have a high probability of opening, which are deferred and capitalized on the balance sheet, as allowed under Canadian GAAP, and are expensed/amortized when the property is opened (note 1(h) to the consolidated financial statements).

      REVENUE RECOGNITION: INCENTIVE FEES are accrued as earned based on the profitability of the managed property, subject to the terms of each individual management contract. We accrue incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management agreement was terminated at the relevant reporting date. Generally, on termination, our management contracts entitle us to receive incentive fees earned up to the date of termination. However, conditions in the general and local hospitality industry, competition from other hotels, changes in travel patterns, and other factors can affect the property's profitability in a subsequent interim period, reducing or eliminating the incentive fee accrued in a previous interim period.

      Under  Canadian  GAAP,  we are also  required  to make  estimates  when we
account  for  and  report  assets,  liabilities,   revenues  and  expenses,  and
contingencies. We are also required to evaluate the estimates that we use.

      We base our estimates on past experience and other factors that we believe are reasonable under the circumstances. Because this process of estimation involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

      We believe the following critical accounting estimates involve the more significant judgments and estimates used in the preparation of our consolidated financial statements.

RECOVERABILITY OF INVESTMENTS

      Estimates   are  required  to  be  used  by   management   to  assess  the
recoverability of our investments in long-term receivables, hotel partnerships and corporations, management contracts, and trademarks and trade names.

      Long-term receivables are reviewed for impairment when significant events or circumstances occur, including, but not limited to, the following: changes in general economic trends, defaults in interest or principal payments, deterioration in a borrower's financial condition or creditworthiness (including severe losses in the current year or recent years), or a significant decline in the value of the security underlying a loan. We measure the impairment of long-term receivables based on the present value of expected future cash flows (discounted at the original effective interest rate) or the estimated fair value of the collateral. If an impairment exists, we establish a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply this impairment policy individually to all long-term receivables and do not aggregate long-term receivables for the purpose of applying this policy.

      Investments in hotel partnerships and corporations are written down to their estimated recoverable amount in the event of a decline in value that is other than temporary.

      Investments  in management  contracts and  investments  in trademarks  and trade names are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investments in management contracts or investments in trademarks and trade names may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the investment to estimated undiscounted future cash flows expected to be generated by the investment. If the carrying amount of the investment exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the investment exceeds its fair value.

      Estimates of recoverable amounts and future cash flows are based on estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including competition from other hotels, changes in travel patterns, and other factors that affect the properties' gross operating revenues and profits. Estimates of recoverable amounts and future cash flows may also depend upon, among other things, periodic independent valuations, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of debt owed to us, owners' termination rights under the terms of the management agreements, disputes with owners, and other factors affecting the profitability and saleability of the properties and our investments.

      These assumptions, estimates and evaluations are subject to the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, estimates of recoverable amounts and future cash flows are subjective and may not ultimately be achieved. Should the underlying circumstances change, the estimated recoverable amounts and future cash flows could change by a material amount.

FIXED ASSETS

      Fixed assets include land, buildings, furniture, fixtures, equipment and leasehold interests and improvements (including our 100% leasehold interests in each of The Pierre in New York and Four Seasons Hotel Vancouver), which are all recorded at cost. Our fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss will be recorded if the projected undiscounted future cash flows from the fixed assets are less than the net book value of the fixed assets. Impairment losses are measured by the excess of the book value over the fair value of the asset. Future cash flows are forecasted on an asset specific basis based on our intentions with respect to the asset, historical results and recent trends or events that may impact the asset's future performance, including general economic conditions. As discussed above under "Operational and Financial Review and Analysis - Overview - Ownership and Corporate Operations", we continue to review our options in respect of The Pierre and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our operations of, or investments in, these hotels.

RETIREMENT PLAN

      We maintain an unfunded, multi-employer, non-contributory, defined benefit retirement plan on behalf of ourselves and the owners of most of our managed properties (see "Retirement Plan Commitments" discussed above). The portion of the plan applicable to the general managers is the responsibility of the owners of properties that such general managers manage. The accrued benefit liability of $32.8 million that is recorded on our balance sheet in "Long-term obligations" as at December 31, 2004, is net of an allocation of $26.9 million to the properties that we manage for their share of the accrued benefit liability in respect of the general managers of those properties. Due to the long-term nature of this plan, the calculation of benefit expenses and liabilities depends on various assumptions, such as discount rates, expected rates of increase in future compensation levels, retirement age, mortality and the allocation to the properties that we manage. These assumptions are determined by management and are reviewed annually by the actuaries. Actual future experience that differs from the assumed or future changes in assumptions may affect the amounts of benefit liability and expense. For further details on our retirement plan expense and liability, see note 15(b) of our consolidated financial statements.

INCOME TAXES

      We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in our consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

      In measuring the amount of future income tax assets and liabilities, we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, changes in these estimates could occur that could materially affect the amounts of future income tax assets and liabilities recorded in our consolidated financial statements. For the year ended December 31, 2004, the most significant tax basis estimate that would be affected by differences in interpretation of tax laws was the accumulated net operating losses carried forward of $25.4 million.

      For every material future tax asset, we evaluate the likelihood of realization of some portion or all of the asset. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to future tax assets and liabilities. If, based on the available evidence, we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, we record a valuation allowance against that asset. For the year ended December 31, 2004, the future income tax asset was $4.5 million, net of a valuation allowance of $3.0 million.

         IMPACT ON 2004 OF RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS

      The CICA issued Accounting Guideline No. 13, "Hedging Relationships", which establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $14.6 million, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. There was no impact on net earnings for the year ended December 31, 2004 of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues.

      As a result of adopting the CICA Section 1100, "Generally Accepted Accounting Principles", which was issued in 2003 and was effective for 2004, we began recording all reimbursed costs in revenue on a gross, rather than net, basis. These costs include marketing, reservations, and advertising charges, as well as the out-of-pocket expense charges, which we charge to properties under management on a cost recovery basis. For 2003, reimbursed costs have also been reclassified on a consistent basis and included in revenues.

      Effective January 1, 2004, we also adopted the following accounting standards: Accounting for Asset Retirement Obligations, Impairment of Long-Lived Assets, Revenue Recognition and Revenue Arrangements with Multiple Deliverables. The application of these accounting treatments did not have an impact on our annual consolidated financial statements.

         RECENT CANADIAN ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      In June 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE as well as their maximum exposure to losses as a result of involvement with a VIE. AcG-15 will be effective for our fiscal periods beginning after December 31, 2004. Based on the current interpretations and the analysis completed to date, we do not believe that we will be required to consolidate any interest under AcG-15.

TEMPORARY CONTROLLED SUBSIDIARIES

      In December 2002, in conjunction with the issuance of Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. This change is effective for fiscal years beginning on or after October 1, 2004, irrespective of when those investments occurred. Beginning January 1, 2005, we will be required to either equity account or consolidate our investments in which we have a greater than 20% ownership interest. In March 2005, we sold the majority of our 71% equity interest in Four Seasons Residence Club Scottsdale at Troon North for proceeds approximating book value. As a result of the sale, our equity interest in Four Seasons Residence Club Scottsdale at Troon North is below 20%. We continue to manage this property under a long-term management contract. We anticipate that we will reduce our equity interest to below 20% in Four Seasons Hotel Shanghai through disposition to a third party during 2005.

                             ADDITIONAL INFORMATION

      Additional   information  about  us  (including  our  most  recent  Annual
Information Form) is available on SEDAR at www.sedar.com.